Exhibit 99.1



ZTO EXPRESS (CAYMAN) INC.
中通快遞 (開曼) 有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
Stock Code：2057

2023 · INTERIM REPORT



CONTENTS

COMPANY INFORMATION



DIRECTORS

Executive Directors

Mr. Meisong LAI (Chairman)
Mr. Jilei WANG
Mr. Hongqun HU

Non-executive Directors

Mr. Xing LIU
Mr. Xudong CHEN *(appointed on June 15, 2023)*
Mr. Zheng LIU *(resigned on June 15, 2023)*

Independent Non-Executive Directors

Mr. Frank Zhen WEI
Mr. Qin Charles HUANG
Mr. Herman YU
Mr. Tsun-Ming (Daniel) KAO
Ms. Fang XIE

AUDIT COMMITTEE

Mr. Herman YU (Chairperson)
Mr. Xing LIU
Mr. Qin Charles HUANG

COMPENSATION COMMITTEE

Mr. Frank Zhen WEI (Chairperson)
    (with effect from May 1, 2023)
Mr. Xing LIU *(Chairperson until May 1, 2023)*
Mr. Qin Charles HUANG

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Mr. Frank Zhen WEI (Chairperson)
Mr. Qin Charles HUANG
Mr. Tsun-Ming (Daniel) KAO

ENVIRONMENTAL, SOCIAL AND GOVERNANCE COMMITTEE

Ms. Fang XIE (Chairperson)
Mr. Jilei WANG
Mr. Hongqun HU
Mr. Qin Charles HUANG

JOINT COMPANY SECRETARIES

Ms. Songfei LI *(appointed on May 1, 2023)*
Mr. Ming King CHIU *(appointed on May 1, 2023)*

AUTHORISED REPRESENTATIVES

Mr. Hongqun HU *(with effect from May 1, 2023)*
Ms. Songfei LI *(with effect from May 1, 2023)*
Mr. Feng XU *(until May 1, 2023)*

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN CHINA

Building One
No. 1685 Huazhi Road
Qingpu District
Shanghai, 201708
People's Republic of China

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Room 1901, 19/F, Lee Garden One
33 Hysan Avenue
Causeway Bay
Hong Kong

REGISTERED OFFICE

PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands



COMPANY INFORMATION

AUDITOR

Deloitte Touche Tohmatsu
Certified Public Accountants
Registered Public Interest Entity Auditor
35/F, One Pacific Place,
88 Queensway
Hong Kong

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor,
Hopewell Centre
183 Queen's Road East
Wan Chai
Hong Kong

CAYMAN ISLANDS PRINCIPAL SHARE REGISTRAR

Maples Fund Services (Cayman) Limited
P.O. Box 1093, Boundary Hall
Cricket Square, Grand Cayman, KY1-1102,
Cayman Islands

PRINCIPAL BANKS

Industrial Bank Co., Ltd.
1608 Gongyuan East Road, Qingpu District
Shanghai
People's Republic of China

Industrial and Commercial Bank of China
1750 Xinfu Middle Road, Huaxin Town
Qingpu District
Shanghai
People's Republic of China

HONG KONG STOCK CODE

2057

NYSE SYMBOL

ZTO

COMPANY WEBSITE

http://zto.investorroom.com/

FINANCIAL HIGHLIGHTS



	For the Six Months Ended June 30,		
	2022	**2023**	Change
	(Unaudited)	**(Unaudited)**	(%)
	(RMB in thousands, except percentages)		
Revenues	16,560,727	**18,723,563**	13.1%
Cost of Revenues	(12,738,426)	**(12,895,730)**	1.2%
Gross Profit	3,822,301	**5,827,833**	52.5%
Net income	2,634,226	**4,195,034**	59.3%
Net income attributable to ordinary shareholders	2,711,451	**4,211,540**	55.3%
Non-GAAP Financial Measures:			
EBITDA[1]	4,715,053	**6,761,106**	43.4%
Adjusted EBITDA[2]	4,894,033	**7,016,846**	43.4%
Adjusted net income[3]	2,813,206	**4,450,774**	58.2%
Adjusted net income attributable to ordinary shareholders[4]	2,890,431	**4,467,280**	54.6%
Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders[5]			
Basic	3.57	**5.52**	54.6%
Diluted	3.57	**5.40**	51.3%

(1)   EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses which management aims to better represent the underlying business operations.

(2)   Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as the gain on disposal of equity investment and subsidiary which management aims to better represent the underlying business operations.

(3)   Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as gain on disposal of equity investment and subsidiary and corresponding tax impact in which management aims to better represent the underlying business operations.

(4)   Adjusted net income attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as net income attributable to ordinary shareholders of the Group excluding shared-based compensation expense and non-recurring items such as the gain on disposal of equity investment and subsidiary which management aims to better represent the underlying business operations.

(5)   Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted ADS, respectively.



NON-GAAP FINANCIAL MEASURES

We use EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders, and adjusted basic and diluted earnings per ADS attributable to ordinary shareholders, each a non-GAAP financial measure, in evaluating the Company's operating results and for financial and operational decision-making purposes.

We believe that EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders, and adjusted basic and diluted earnings per ADS attributable to ordinary shareholders help identify underlying trends in the Company's business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in income from operations and net income, and provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per ADS attributable to ordinary shareholders should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company's operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per ADS attributable to ordinary shareholders presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. The Company encourages investors and others to review the Company's financial information in its entirety and not rely on a single financial measure.

FINANCIAL HIGHLIGHTS



The following table sets forth unaudited reconciliation of GAAP and non-GAAP results for the period indicated.

	For the Six Months Ended June 30,		
	2022	2023	
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	
	(in thousands, except for share and per share data)		
Net income	2,634,226	4,195,034	578,520
Add:			
Share-based compensation expense[1]	178,980	254,976	35,163
Loss on disposal of equity investees and subsidiaries	–	764	105
Adjusted net income	2,813,206	4,450,774	613,788
Net income	2,634,226	4,195,034	578,520
Add:			
Depreciation	1,242,220	1,322,968	182,446
Amortization	62,446	68,584	9,458
Interest expenses	82,737	143,928	19,849
Income tax expenses	693,424	1,030,592	142,125
EBITDA	4,715,053	6,761,106	932,398
Add:			
Share-based compensation expense	178,980	254,976	35,163
Loss on disposal of equity investees and subsidiaries	–	764	105
Adjusted EBITDA	4,894,033	7,016,846	967,666

(1)   Net of income taxes of nil



FINANCIAL HIGHLIGHTS

	For the Six Months Ended June 30,		
	2022	2023	
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	
	(in thousands, except for share and per share data)		
Net income attributable to ordinary shareholders	2,711,451	4,211,540	580,796
Add:			
Share-based compensation expense[1]	178,980	254,976	35,163
Loss on disposal of equity investees and subsidiaries	–	764	105
Adjusted net income attributable to ordinary shareholders	2,890,431	4,467,280	616,064
Weighted average shares used in calculating net earnings per ordinary share/ADS			
Basic	809,214,926	808,916,820	808,916,820
Diluted	809,214,926	840,125,888	840,125,888
Net earnings per share/ADS attributable to ordinary shareholders			
Basic	3.35	5.21	0.72
Diluted	3.35	5.10	0.70
Adjusted net earnings per share/ADS attributable to ordinary shareholders			
Basic	3.57	5.52	0.76
Diluted	3.57	5.40	0.74

(1)   Net of income taxes of nil

BUSINESS REVIEW AND OUTLOOK



BUSINESS REVIEW DURING THE REPORTING PERIOD

We are a leading and fast-growing express delivery company in China. We provide domestic and international express delivery services as well as other value-added logistics services through our extensive and reliable nationwide network coverage in China.

In the first half of 2023, we achieved solid financial and operating results as consumer confidence and consumption in China began to resume. Our revenue increased by 13.1% from RMB16,560.7 million for the six months ended June 30, 2022 to RMB18,723.6 million for the same period in 2023, primarily due to an increase in express delivery demand in the post-pandemic recovery.

Core Express Delivery Business

We derive a substantial part of our revenues from express delivery services that we provide to our network partners, which mainly include parcel sorting and line-haul transportation. We charge our network partners a network transit fee for each parcel that is processed through our network. In addition, we also directly provide express delivery services to certain enterprise customers, including vertical e-commerce and traditional merchants, in connection with the delivery of their products to end consumers. We also generate revenues from the sale of ancillary materials, such as portable barcode readers, thermal paper and ZTO-branded packing materials and uniforms, to our network partners.

We determine the level of pricing of our network transit fee based on the operating costs of our business while also considering other factors, including market conditions and competition as well as our service quality. The network transit fees we charge our network partners are primarily measured by (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on the parcel weight and route distance. The delivery service fees we charge the enterprise customers are also based on parcel weight and route distance.

Our network partners generally charge each parcel sender a delivery services fee directly. They have full discretion over the pricing of their services after taking into consideration certain of their costs, including the network transit fees we charge them and other factors, including market conditions and competition as well as their service quality. There has historically been decline in the delivery services fees charged by our network partners to parcel senders partially due to decreasing unit operational costs and market competition. We have been able to adjust the level of network transit fees based on market conditions and our operating costs.

Ecosystem of Integrated Solutions

We aim to become an integrated logistics service provider. Building on our core express delivery business, we are expanding our service offerings with a goal to build an ecosystem of express delivery, less-than-truckload (LTL), cross-border, warehousing, aviation, cold chain and commerce solutions. The expansion of our business channels enables us to capture diversified demand. We provide LTL logistics services with a focus on heavy cargo and international express delivery services in Southeast Asia, Africa and other countries; cross border including freight forwarding services; we also provide customers with integrated logistics solutions for warehousing, distribution and transportation.



Logistics Network and Infrastructure

Network base

We operate a highly scalable and flexible network partnership model to buttress the significant growth of e-commerce in China. We pride ourselves in having established a solid and cohesive network base that covers 99% of cities and counties across China. As of June 30, 2023, we had approximately 6,000 direct network partners operating over 31,000 pickup and delivery outlets and over 100,000 last-mile posts nationwide.

We continuously seek to expand our network by connecting with new qualified network partners. We provide training to new partners to ensure quality of performance. We also support our network partners in their construction of last-mile posts, including to the countryside and rural areas, to enhance our last-mile presence and market penetration. Leveraging our experience and resources, we support the upgrading of their throughput capacity as well, which strengthens our service capabilities, sustains our competitiveness and fuels our long-term growth.

Logistics infrastructure

Our expansive service network is supported by our mission-critical line-haul transportation and sorting infrastructure. As of June 30, 2023, our logistics infrastructure network comprised 96 sorting hubs with 460 automation lines and approximately 3,800 line-haul routes serviced by over 10,000 self-owned line-haul trucks, out of which more than 9,300 were 15 to 17-meter-long high-capacity models.

To increase our parcel handling capacity and our ability to handle volume surges, we continuously invest in our logistical infrastructure of sorting hubs and line-haul fleets to effectively address logistical bottlenecks. Our automated sorting lines are a result of our continuous adoption of new technology solutions in automation hardware and software to increase operating efficiency. We also control the route planning and vehicle dispatch of our entire line-haul transportation network. Leveraging our technological know-how, we have systematically introduced mechanisms to increase the fleet load rates and transportation efficiency as parcel volume increased.

Technology Infrastructure

Our self-developed and centralized Zhongtian system is the technology backbone for the efficient management of our complex network operations and delivery services. It has over hundreds of modules with numerous functionalities and features covering all scenarios of our business and operations, including our operational management, network management, settlement, finance and other integrated systems and mobile apps connecting our network partners.

For instance, we have developed a suite of technologies and proprietary algorithms for real-time monitoring, order dispatchment and forecasting to support the high-throughput processing of over 100 million orders per day. Utilizing the accumulated big data of parcel traffic and volume, our intelligent routing algorithms are able to dynamically model and predict future parcel volume, and adjust manpower and transport resource allocation to achieve optimal transportation time and costs. We have also implemented key checkpoints throughout the service value chain aimed at the timely identification and rectification of logistical bottlenecks, so as to ensure the smooth end-to-end operation of our express delivery services.




BUSINESS REVIEW AND OUTLOOK

The continuous digitization and intelligentization of our operations enable us to address mismatch between volume and delivery capacity, which optimizes dispatch schedules and improves order fulfilment rate, all while lowering our operating costs. Our continued efforts in upgrading our technology infrastructure to promote intelligent logistics have contributed to the decrease in our combined unit cost of sorting and transportation for the six months ended June 30, 2023 compared to the same period in 2022.

Environment, Social and Governance (ESG)

The express delivery industry plays a critical role in reducing distribution costs and supporting the development of many related industries; it enables consumers to buy more and better products at lower cost; it helps merchants to reduce costs while improving efficiency and creating value; it improves the distribution of products and reduces logistics cost across the whole country, making manufacturing and agricultural industries more competitive.

ZTO has been proactively contributing to sustainable development for the benefit of our society and environment, while constantly enhancing corporate governance capability in areas such as compliance operations and risk control. Over the past twenty years, ZTO has evolved from serving ourselves to serving people and now to serving society, by continuing to build a platform that is increasingly beneficial to society, ZTO has accumulated more resources, connected and empowered more people, and achieved integrated development, cooperation and win-win together with all kinds of partners. As its express delivery business matures, ZTO is actively building an expansive ecosystem that will transform us into a comprehensive logistics supplier that will help the whole society reduce logistics costs. ZTO has taken the initiative to fulfill its social responsibilities, for instance by working to develop a more "green" express delivery service, guaranteeing safety, helping with economic development, and creating more value for society.

The Company has published our annual ESG reports since 2019, detailing our key initiatives and development in areas pertaining to environmental, social and corporate governance issues. The ESG reports are available at http://zto.investorroom.com/.

Voluntary Conversion to Primary Listing on the Hong Kong Stock Exchange

The Company's voluntary conversion of its secondary listing status to primary listing on the Hong Kong Stock Exchange became effective on May 1, 2023. The Company is now a dual primary listed company on the Hong Kong Stock Exchange in Hong Kong and the NYSE in the United States.

SUPPLEMENTAL INFORMATION ON THE COMPLETED INDEPENDENT INTERNAL REVIEW

On March 3 and March 10, 2023, the Company issued announcements in relation to the publication of report issued by short-seller firm Grizzly Research LLC on March 2, 2023 and a supplemental report on March 17, 2023 (together, the **"Short Seller Reports"**). As the Company announced on March 10, 2023, the Audit Committee, after having reviewed the allegations, at the recommendation of the management of the Company and in order to protect the interests of all shareholders of the Company, decided to conduct an independent investigation into the allegations made in the Short Seller Reports (the **"Independent Investigation"**). The Audit Committee engaged independent professional advisors, including an international law firm and a forensic accounting firm that is not the Company's auditor, to assist with the Independent Investigation. Upon substantial completion of the Independent Investigation, the Company issued an announcement on April 20, 2023.



Based on the results of the Independent Investigation, the Audit Committee has concluded that none of the allegations made in the Short Seller Reports is substantiated. In particular, the Independent Investigation found that the allegations set forth in the Short Seller Reports concern matters that had been accurately and adequately disclosed in the Company's annual and periodic reports, e.g., under Item 5 "Operating and Financial Review and Prospect", Item 6.D. "Directors, Senior Management and Employees", Item 7 "Major Shareholders and Related Party Transactions" and footnote 2 "Summary of Significant Accounting Policies" to the financial statements of the Company's annual reports on Form 20-F filed with the Securities and Exchange Commission on April 28, 2022 and April 20, 2023. Such matters included, for example, accounting for revenues, costs and expenditures, transactions with its business partners and/or related parties, and number of employees. The Company's various public disclosures relating to the matters alleged in the Short Seller Reports were accurate and complete in accordance with applicable rules, regulations and internal review procedures. The Company is committed to its continued diligence and effort to provide accurate and complete information to its shareholders and the public.

BUSINESS OUTLOOK

Since its establishment in 2002, ZTO has always adhered to the philosophy of shared-success, paid attention to infrastructure development and their efficient utilization to establish our competitive advantage, and we have consistently stay relevant in promoting fair and equitable sharing of burden and benefits amongst all participants of our business endeavors. Our leading position at present in the express delivery industry in terms of service quality, scale and profitability is the result of the common goal and concerted win-win cooperation by everyone under the ZTO brand.

Looking ahead, we are confident in the growth prospects of China's express delivery industry. Staying practical and improving digitization and data-driven process improvements will continuously enhance ZTO's competitive edge; altruistic service mindset will propel us to grow our business big and strong as well as to take on greater responsibility towards the country and the society; the balanced approach and increases in service quality, scale and reach plus higher earnings will bring about meaningful payback to everyone who participates, supports and invests in us.

For the second half of 2023, based on current market and operating conditions, the Company reiterates that its parcel volume for 2023 is expected to be in the range of 29.27 billion to 30.24 billion, representing a 20% to 24% increase year over year. Further, the Company remains committed to achieve at least 1.5 percentage point increase in volume market share for the entire year. All aforementioned estimates represent management's current and preliminary view, which are subject to change.

MANAGEMENT DISCUSSION AND ANALYSIS



REVENUES

	For the Six Months Ended June 30,		
	2022	**2023**	% of
	(Unaudited)	**(Unaudited)**	revenues
	(RMB in thousands, except percentages)		
Revenues:			
Express delivery services	15,151,869	**17,387,187**	92.9
Freight forwarding services	661,044	**431,597**	2.3
Sale of accessories	631,754	**836,616**	4.5
Others	116,060	**68,163**	0.3
Total revenues	16,560,727	**18,723,563**	100

Core Express Delivery Business

Revenue from our core express delivery business increased by 15.0% from RMB15,899.7 million for the six months ended June 30, 2022 to RMB18,292.0 million for the same period in 2023, primarily driven by a 22.3% increase in parcel volume which approximately 14.0 billion for the six months ended June 30, 2023. A substantial part of such revenue is derived from services provided to our network partners, which mainly include parcel sorting and line-haul transportation. We charge our network partners a network transit fee for each parcel that is processed through our network. For the six months ended June 30, 2023, such fees represented 89.8% of our total revenue from express delivery services. The remaining portion of our revenue from express delivery services was derived from enterprise customers, including vertical e-commerce and traditional merchants, in connection with the delivery of their products to end consumers. KA revenue (includes delivery fees) from direct sales organizations, established to serve core express KA customers, decreased 24.9% through either reengagement of partner outlets who can serve just as well or rationalization due to loss-making.

Freight forwarding Services

We provide freight forwarding services through the acquired business of China Oriental Express Co., Ltd., a major freight forwarding and international logistics service provider in Hong Kong and Shenzhen. For the six months ended June 30, 2023, revenue from such services decreased by 34.7% compared to the same period in 2022, primarily due to shrinking cross border e-commerce demand and declining pricing. Despite the global macroeconomic uncertainties, we anticipate a rebound in cross border e-commerce and consumption, with faster recovery rates expected in Asia.



COST OF REVENUES

The following table sets forth the components of our cost of revenues, in absolute amounts and as percentages of our revenues for the periods indicated:

	For the Six Months Ended June 30,		
	2022 (Unaudited)	**2023 (Unaudited)**	% of revenues
	(RMB in thousands, except percentages)		
Line-haul transportation cost	5,983,896	**6,381,652**	34.1
Sorting hub operating cost	3,771,806	**3,948,037**	21.1
Freight forwarding cost	614,906	**405,244**	2.2
Cost of accessories sold	202,789	**234,128**	1.3
Other costs	2,165,029	**1,926,669**	10.2
Total cost of revenues	12,738,426	**12,895,730**	68.9

Total cost of revenues increased by 1.2% from RMB12,738.4 million for the six months ended June 30, 2022 to RMB12,895.7 million for the six months ended June 30, 2023.

- **Line haul transportation cost** was RMB6,381.7 million, an increase of 6.6% from RMB5,983.9 million in the same period of 2022. The unit transportation cost decreased by 12.8% mainly attributable to better economies of scale, optimized line-haul route planning and decreased fuel price. There were approximately 50 more self-owned high-capacity vehicles in operation compared to the same period last year which helped to improve operating efficiencies.

- **Sorting hub operating cost** was RMB3,948.0 million, an increase of 4.7% from RMB3,771.8 million in the same period of 2022. The increase was primarily consisted of (i) RMB123.6 million (US$17.0 million) increase in labor-associated costs, a net result of wage increases partially offset by automation-driven efficiency improvement and (ii) RMB81.4 million (US$11.2 million) increase in depreciation and amortization costs for automation equipment and facility construction. With standardization in operating procedures, improved performance evaluation system, the unit sorting cost decreased by 14.4%. As of June 30, 2023, 460 sets of automated sorting equipment were in service, compared to 431 sets as of June 30, 2022 which enhanced overall sorting operational efficiencies.

- **Freight forwarding cost** was RMB405.2 million, decreased by 34.1% compared with RMB614.9 million in the same period of 2022 as freight forwarding revenue declined.

- **Cost of accessories sold** was RMB234.1 million, increased by 15.5% compared with RMB202.8 million in the same period of 2022 in line with parcel volume growth.

MANAGEMENT DISCUSSION AND ANALYSIS



- **Other costs** were RMB1,926.7 million, a decrease of 11.0% from RMB2,165.0 million in the same period of 2022. The decrease was mainly due to (i) RMB318.3 million (US$43.9 million) decrease in dispatching costs serving enterprise customers and (ii) increase of RMB83.8 million (US$11.6 million) in information technology and related cost.

GROSS PROFIT

Gross profit increased by 52.5% from RMB3,822.3 million for the six months ended June 30, 2022 to RMB5,827.8 million for the six months ended June 30, 2023. Our gross profit margin increased to 31.1% for the six months ended June 30, 2023 from 23.1% for the same period of 2022, as a combined result of increased revenues and cost productivity gain.

OPERATING EXPENSES

Total operating expenses increased by 38.6% to RMB998.6 million in the six months ended June 30, 2023 from RMB720.5 million in the same period of 2022.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 20.1% from RMB1,075.1 million for the six months ended June 30, 2022 to RMB1,291.2 million for the six months ended June 30, 2023, mainly due to increases of compensation and benefits.

Other operating income, net. Our net other operating income decreased by 17.5% from RMB354.6 million for the six months ended June 30, 2022 to RMB292.6 million for the six months ended June 30, 2023. Other operating income mainly consisted of (i) RMB167.4 million of government subsidies and tax rebates, (ii) RMB111.4 million of VAT super deduction, (iii) RMB83.8 million of rental income, and (iv) RMB70.0 million loss from machinery and equipment, due to the upgrading of automated sorting equipment.

OTHER INCOME AND EXPENSE

Interest income. Our interest income increased by 12.8% from RMB229.6 million for the six months ended June 30, 2022 to RMB259.0 million for the six months ended June 30, 2023.

Interest expense. Our interest expense increased by 74% from RMB82.7 million for the six months ended June 30, 2022 to RMB143.9 million for the six months ended June 30, 2023.

Gain from fair value changes of financial instruments. Our gain from fair value changes of financial instruments was RMB207.2 million for the six month ended June 30, 2023, compared with a loss of RMB14.5 million in the same period last year.

Foreign currency exchange gain. Our foreign currency exchange gain decreased by 33.7% from RMB106.9 million for the six months ended June 30, 2022 to RMB70.9 million for the six months ended June 30, 2023.



INCOME TAX EXPENSE

Our income tax expense increased by 48.6% from RMB693.4 million for the six months ended June 30, 2022 to RMB1,030.6 million for the six months ended June 30, 2023. Overall income tax rate decreased by 1 percentage points during the Reporting Period compared to the same period last year due to a decreased mix of taxable income generated by local operating entities, taxes at the full 25% tax rate, than taxable income from one of the headquarter entities that enjoys a 15% preferential rate for its High and New Technology Enterprise qualification.

NET INCOME

As a result of the foregoing, our net income increased by 59.3% from RMB2.6 billion for the six months ended June 30, 2022 to RMB4.2 billion for the six months ended June 30, 2023.

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity have been proceeds from cash flows from operating activities and financing activities. As of June 30, 2023, our cash and cash equivalents, restricted cash and short-term investments were RMB7,781.4 million, RMB851.9 million, and RMB7,956.4 million, respectively. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted as to withdrawal or use or have maturities of three months or less when purchased. Restricted cash represents secured deposits held in designated bank accounts for issuance of bank acceptance notes, settlement of derivatives and commencement of construction. Short-term investments consist primarily of dual currency notes and deposits, investments in fixed deposits with maturities between three months and one year and wealth management products which we have the intent and the ability to hold to maturity within one year. As of June 30, 2023, approximately 86.4% of our cash and cash equivalents, restricted cash and short-term investments were held by subsidiaries and affiliated entities incorporated in China, and approximately 77.3% of our cash and cash equivalents, restricted cash and short-term investments were denominated in Renminbi.

As of June 30, 2023, we had outstanding principal amount of bank borrowings of RMB6,701.0 million (as of December 31, 2022: RMB5,394.4 million). The weighted average interest rate of borrowings drawn was 2.45% for the six months ended June 30, 2023.

We believe that our existing cash and cash equivalents and anticipated cash flow from operations are sufficient to fund our operating activities, capital expenditures and other obligations for at least the next 12 months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional financing activities. The issuance and sale of additional equity would result in further dilution to our existing shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that may restrict our operations and ability to make distributions. However, financing may not be available in amounts or on terms acceptable to us, if at all. Although we consolidate the results of our consolidated affiliated entities, we only have access to the assets or earnings of our consolidated affiliated entities through the Contractual Arrangements.

MANAGEMENT DISCUSSION AND ANALYSIS



In addition, we would need to accrue and pay withholding taxes currently at the rate of 10% if we were to distribute funds from our subsidiaries and consolidated affiliated entities in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balances in China for general corporate purposes and reinvestment to support our business growth.

SIGNIFICANT INVESTMENTS

We did not make or hold any significant investments during the six months ended June 30, 2023.

MATERIAL ACQUISITIONS AND DISPOSALS

During the Reporting Period, we did not conduct any material acquisitions or disposals of subsidiaries, associates or joint ventures.

PLEDGE OF ASSETS

As of June 30, 2023, we did not pledge any assets of the Group.

FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSET

As of June 30, 2023, we did not have detailed future plans for material investments or capital assets.

GEARING RATIO

As of June 30, 2023, our gearing ratio was 31.3%, compared to 30.6% as of December 31, 2022, calculated by dividing total liabilities by total assets.

FOREIGN EXCHANGE RISK

Our revenues, expenses and assets and liabilities are mainly denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk. To date, we have entered into some hedging transactions, such as foreign currency deposits, foreign currency forward contract and options, to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.



MANAGEMENT DISCUSSION AND ANALYSIS

As of June 30, 2023, we had RMB3,406.5 million of cash and cash equivalent, restricted cash and short-term investment that were denominated in U.S. dollars. If Renminbi had appreciated by 10% against the U.S. dollar, it would result in a decrease of RMB309.7 million in our cash and cash equivalents, restricted cash and short-term investment.

INTEREST RATE RISK

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. Our exposure to interest rate risk also arises from our borrowings that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We have not been, and do not expect to be, exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

CONTINGENT LIABILITIES

We had no material contingent liabilities as of June 30, 2023.

CAPITAL EXPENDITURES AND CAPITAL COMMITMENT

In connection with the purchases of property and equipment, purchases of land use rights and the expansion of our self-owned truck fleet and upgrade of our equipment and facilities, we incurred capital expenditures of an aggregate of approximately RMB4.5 billion for the six months ended June 30, 2023 (six months ended June 30, 2022: RMB3.3 billion). We intend to fund our future capital expenditures with our existing cash balance, proceeds from our offering of convertible senior notes due 2027 and other financing alternatives. We will continue to make capital expenditures to support the growth of our business.

Our capital commitments primarily relate to commitments on construction of office building, sorting hubs and warehouse facilities. Our capital commitments as of June 30, 2023 amounted to RMB5.7 billion. All of these capital commitments will be fulfilled based on the construction progress.

INTERIM REPORT 2023　　17

MANAGEMENT DISCUSSION AND ANALYSIS



EMPLOYEES AND REMUNERATION

As of June 30, 2023, we had a total of 23,449 employees. The following table sets out the breakdown of our own employees by function as of June 30, 2023:

Functional Area	Number of Employees	% of Total
Sorting	7,958	33.9
Transportation	3,799	16.2
Management and Administration	4,357	18.6
Customer Service	1,811	7.7
Operation Support	3,698	15.8
Technology and Engineering	1,420	6.1
Sales and Marketing	406	1.7
Total	23,449	100.0

In addition to our own employees, our workforce also includes over 59,000 outsourced workers, as of June 30, 2023. Our network partners hire their own employees according to their operational needs.

We believe we offer our employees competitive compensation packages and a merit-based work environment that encourages initiative, and as a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

Our total remuneration cost without share based compensation incurred from the six months ended June 30, 2023 was RMB2,488.2 million, as compared to RMB2,452.6 million for the six months ended June 30, 2022.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We enter into standard labor agreements with our employees and, in addition, enter into confidentiality and non-compete agreements with our key employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the key employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes during the Reporting Period.



MANAGEMENT DISCUSSION AND ANALYSIS

We have been continuously investing in training and education programs for employees. We provide formal and comprehensive company-level and department-level training to our new employees, followed by on-the-job training. We also provide training and development programs to our employees from time to time to ensure their awareness and compliance with our various policies and procedures. Some of the training is conducted jointly by departments serving different functions but working with or supporting each other in our day-to-day operations.

We have adopted the 2016 Plan and established the cash incentive scheme through ZTO ES. Further details in respect of the 2016 Plan and the cash incentive scheme through ZTO ES are set out in the section headed "Directors and Senior Management – Compensation – Share Incentive Plans" in the Prospectus, the announcements of the Company dated December 23, 2022 and April 26, 2023 and the section headed "Other Information - Share Incentive Plans" in this interim report.

CORPORATE GOVERNANCE




WEIGHTED VOTING RIGHTS

The Company is controlled through weighted voting rights. Our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote and each Class B ordinary share entitles the holder to exercise ten votes respectively, on all matters that require a shareholder's vote. Save for the weighted voting rights attached to Class B ordinary shares, the rights attached to all classes of Shares are identical.

As of June 30, 2023, the number of Class B ordinary shares held by our WVR Beneficiary and his shareholding and voting rights are as follows:

	Number of Class B ordinary shares	Approximate percentage of voting rights of Class B ordinary shares	Approximate total percentage voting rights of Class A and Class B ordinary shares
Mr. Meisong LAI(Note 1)	206,100,000	77.1%	77.3%
Zto Lms Holding Limited(Note 2)	206,100,000	77.1%	77.3%

Note 1: In additional to above, Mr. Meisong LAI was also interested in 4,025,182 Class A ordinary shares (excluding his economic rights associated with 964,765 Class A ordinary shares held by ZTO ES, an employee shareholding platform of the Group, that corresponds to his proportional indirect ownership of ZTO ES (i) to receive dividends (if any) and (ii) power to direct the disposition of such shares) as of June 30, 2023. For further information, please refer to the section headed "Other Information – Directors' and Chief Executives' Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations" in this interim report.

Note 2: Zto Lms Holding Limited is a British Virgin Islands company beneficially owned by The LMS Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Meisong LAI is the settlor of The LMS Family Trust and the beneficiaries of the trust are Mr. Meisong LAI and his family members.

As of June 30, 2023, the WVR Beneficiary was interested in a total of 4,025,182 Class A ordinary shares (excluding his economic rights associated with 964,765 Class A ordinary shares held by ZTO ES) and 206,100,000 Class B ordinary shares, representing a total of 77.3% voting rights in the Company, based on the number of Class A ordinary shares and Class B ordinary shares held by such person or group with respect to all of our outstanding Class A and Class B ordinary shares as one class, with respect to all matters that require a shareholder's vote.

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Upon the conversion of all the issued and outstanding Class B ordinary shares into Class A ordinary shares, our Company will issue 206,100,000 Class A ordinary shares, representing approximately 33.7% the total number of issued and outstanding Class A ordinary shares as of June 30, 2023.



As the Company was initially listed as a Grandfathered Greater China Issuer pursuant to Chapter 19C of the Listing Rules with a WVR structure, certain shareholder protection measures and governance safeguards under Chapter 8A of the Listing Rules (Weighted Voting Rights) do not apply to the Company pursuant to Rule 8A.46 of the Listing Rules and the Articles of Association differ from Chapter 8A in a number of ways, in particular, the Articles of Association does not provide for WVRs to terminate in the circumstances specified in Chapter 8A, such as where the WVR beneficiary is deceased or no longer a director. The relevant exemptions pursuant to Chapter 8A of the Listing Rules continue to apply after the Primary Conversion.

If at any time Mr. Meisong LAI and his affiliates collectively own less than 10% of the total issued share capital of the Company, each issued and outstanding Class B ordinary share will be automatically and immediately converted into one Class A ordinary share. In addition, (1) upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person or entity that is not an Affiliate (as defined in the Articles of Association) of such holder, or (2) upon a change of ultimate beneficial ownership of any Class B ordinary share to any person or entity that is not an Affiliate of such holder, such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share.

The WVR structure enables the WVR Beneficiary to exercise voting control over the Company notwithstanding that the WVR Beneficiary does not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR Beneficiary who will control the Company with a view to its long-term prospects and strategy.

Shareholders and prospective investors are advised to be aware of the potential risks of investing in companies with weighted voting rights structures, in particular, that the interests of the WVR Beneficiary may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiary will be in a position to exercise his higher voting power to influence the affairs of our Company and the outcome of shareholders' resolutions, irrespective of how other shareholders vote. Prospective investors should make the decision to invest in our Company only after due and careful consideration.

COMPLIANCE WITH THE CG CODE

From the Primary Conversion Effective Date to June 30, 2023 and up to the Latest Practicable Date, the Company has complied with all the code provisions of the CG Code set forth in Part 2 of Appendix 14 to the Listing Rules, save for the following.

Pursuant to code provision C.2.1 of the CG Code, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. We do not have a separate chairman and chief executive officer and Mr. Meisong LAI currently performs these two roles. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

CORPORATE GOVERNANCE



The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Management Trading of Securities Policy (the **"Code"**), with terms no less exacting than the Model Code as set out in Appendix 10 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

On April 26, 2023, the Hong Kong Stock Exchange granted a waiver to the Company from strict compliance with Rules A.1, A.3(a) and B.8 of the Model Code in relation to the proposed Rule 10b5-1 trading plan entered into by Mr. Jilei WANG.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code from the Primary Conversion Effective Date to June 30, 2023 and up to the Latest Practicable Date.

BOARD COMMITTEES

We have established four committees under the Board: Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and ESG Committee. Each of these committees is established with defined written terms of reference. The terms of reference of the Board committees are available on the websites of the Company and the Hong Kong Stock Exchange.

AUDIT COMMITTEE

The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the CG Code. The Audit Committee consists of two independent non-executive Directors, namely Mr. Herman YU and Mr. Qin Charles HUANG and a non-executive Director, namely Mr. Xing LIU. Mr. Herman YU is the chairman of the Audit Committee. We have determined that Mr. Herman YU, Mr. Xing LIU and Mr. Qin Charles HUANG each satisfies the "independence" requirements of Section 303A of the Corporate Governance Rules of the NYSE. We have determined that Mr. Herman YU (being our independent non-executive Director with the appropriate professional qualifications) qualifies as an "audit committee financial expert" and as the chairman of the Audit Committee. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of the Company. The Audit Committee is responsible for, among other things:

- to appoint the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

- to review with the independent auditors any audit problems or difficulties and management's response;



- to review and discuss with the independent auditors their annual audit plan, including the timing and scope of audit activities, and monitor such plan's progress and results during the year;

- to review with management, the Company's independent auditors and the Company's internal auditing department, the following information which is required to be reported by the independent auditor;

- to resolve all disagreements between the Company's independent auditors and management regarding financial reporting;

- to review the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

- to review and approve all proposed related party transactions;

- to meet separately and periodically with management and the independent auditors; and

- to monitor compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

The Audit Committee has reviewed the unaudited condensed consolidated interim results of the Group for the six months ended June 30, 2023 and this interim report, and has met with the independent auditor, Deloitte Touche Tohmatsu. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company. The condensed consolidated financial statements of the Group for the six months ended June 30, 2023 has been reviewed by the Auditor in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants.

OTHER INFORMATION



DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As of June 30, 2023, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code were as follows:

INTEREST IN THE COMPANY

Name	Nature of interest	Number of Shares/ Underlying Shares	Approximate % of interest in relevant class of Share[1]
Mr. Meisong LAI[2]	Founder of a discretionary trust	206,100,000 Class B ordinary shares (L)	100.00%
	Founder of a discretionary trust/Other[3]	4,989,947 Class A ordinary shares (L)	0.82%
Mr. Jilei WANG[4]	Founder of a discretionary trust/Other[3]	42,207,263 Class A ordinary shares (L)	6.90%
Mr. Hongqun HU[5]	Other[3]	82,183 Class A ordinary shares (L)	0.01%
Mr. Herman YU	Beneficial owner	55,343 Class A ordinary shares (L)	0.01%
Mr. Xing LIU	Beneficial owner	18,448 Class A ordinary shares (L)	0.00%
Mr. Qin Charles HUANG	Beneficial owner	18,448 Class A ordinary shares (L)	0.00%
Mr. Tsun-Ming (Daniel) KAO	Beneficial owner	11,978 Class A ordinary shares (L)	0.00%
Mr. Frank Zhen WEI	Beneficial owner	1,879 Class A ordinary shares (L)	0.00%
Ms. Fang XIE	Beneficial owner	1,879 Class A ordinary shares (L)	0.00%

The letter "L" stands for long position.

Notes:

(1)   The calculation is based on 611,017,539 Class A ordinary shares and 206,100,000 Class B ordinary shares in issue as of June 30, 2023.

(2)   Mr. Meisong LAI was interested in (i) 206,100,000 Class B ordinary shares held by Zto Lms Holding Limited, (ii) 4,025,182 Class A ordinary shares and/or ADSs representing the same number of Class A ordinary shares held by Zto Lms Holding Limited and (iii) 964,765 Class A ordinary shares held by ZTO ES. Zto Lms Holding Limited is a BVI company wholly owned by LMS Holding Limited, which in turn is beneficially owned by The LMS Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Meisong LAI is the settlor of The LMS Family Trust and the beneficiaries of the trust are Mr. Meisong LAI and his family members. Mr. Meisong LAI is the sole director of Zto Lms Holding Limited. ZTO ES is a BVI company established as an employee shareholding platform of the Group. Mr. Meisong LAI has the power to direct the disposition of 964,765 Class A ordinary shares held by ZTO ES.

(3)   "Other" represents the power of the relevant director to direct the disposition of certain number of Class A ordinary shares held by ZTO ES, an employee shareholding platform. For details of their interest, please refer to the notes setting out the relevant director's interests.



(4) Mr. Jilei WANG was interested in (i) 42,087,263 Class A ordinary shares and/or ADSs representing the same number of Class A ordinary shares held by Zto Wjl Holding Limited and (ii) 120,000 Class A ordinary shares held by ZTO ES. Zto Wjl Holding Limited is a BVI company wholly owned by WJL Holding Limited, which in turn is beneficially owned by The WJL Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Jilei WANG is the settlor of The WJL Family Trust and the beneficiaries of the trust are Mr. Jilei WANG and his family members. Mr. Jilei WANG is the sole director of Zto Wjl Holding Limited. ZTO ES is a BVI company established as an employee shareholding platform of the Group. Mr. Jilei Wang has the power to direct the disposition of 120,000 Class A ordinary shares held by ZTO ES.

(5) Mr. Hongqun HU has the power to direct the disposition of 82,183 Class A ordinary shares held by ZTO ES, a BVI company established as an employee shareholding platform of the Group.

INTEREST IN ASSOCIATED CORPORATIONS OF THE COMPANY

The following table lists out the interests of Directors or chief executives in LMS (Hong Kong) Limited, TuXi Tech (Cayman) Inc., Zhejiang Tongyu Intelligent Industry Development Co., Ltd., ZTO Express Co., Ltd., all of which are associated corporations of the Company, as at June 30, 2023:

Name	Name of associated corporation	Nature of interest	Number of Shares	Approximate % of interest in the issued shares
Mr. Meisong LAI	LMS (Hong Kong) Limited	Founder of a discretionary trust	1(L)	100.00%
	TuXi Tech (Cayman) Inc.	Interest in controlled corporation[1]	195,000,000 (L)	12.46%
	Zhejiang Tongyu Intelligent Industry Development Co., Ltd.	Interest in controlled corporation[2]	120,000,000 (L)	75.00%
	ZTO Express Co., Ltd.	Beneficial owner	206,100,000 (L)	34.35%
Mr. Jilei WANG	TuXi Tech (Cayman) Inc.	Interest in controlled corporation[3]	45,000,000 (L)	2.87%
	ZTO Express Co., Ltd.	Beneficial owner	60,000,000 (L)	10.00%
Mr. Hongqun HU	TuXi Tech (Cayman) Inc.	Other[4]	2,500,000 (L)	0.15%
	Zhejiang Tongyu Intelligent Industry Development Co., Ltd.	Interest in controlled corporation[5]	120,000,000 (L)	75.00%

The letter "L" stands for long position.

OTHER INFORMATION




Notes:

(1)   Mr. Meisong LAI was interested in 195,000,000 shares of TuXi Tech (Cayman) Inc. directly held by TUXI LMS Limited, which is wholly-owned by Mr. Meisong LAI.

(2)   Mr. Meisong LAI was interested in 120,000,000 shares of Zhejiang Tongyu Intelligent Industry Development Co., Ltd. ("**Zhejiang Tongyu**") directly held by Tonglu Zhongyu Enterprise Management Partnership (Limited Partnership)("**Tonglu Zhongyu**"). Shanghai Zhongluan Enterprise Management Consulting Co. Ltd., which was wholly-owned by Mr. Meisong LAI and his spouse, Ms. Yufeng LAI in aggregation, is the sole general partner of Tonglu Zhongyu.

(3)   Mr. Jilei WANG was interested in 45,000,000 shares of TuXi Tech (Cayman) Inc. directly held by TUXI WJL Limited, which is wholly-owned by Mr. Jilei WANG.

(4)   "Other" represents the power of Mr. Hongqun HU to direct the disposition of 2,500,000 shares of TuXi Tech (Cayman) Inc. held by Tuxi Honor Holding Limited, an employee incentive platform.

(5)   Mr. Hongqun HU was interested in 120,000,000 shares of Zhejiang Tongyu directly held by Tonglu Zhongyu. Tonglu Zhongyu was held as to 99% by Mr. Hongqun HU.

Save as disclosed above, as of June 30, 2023, so far as is known to any Director or the chief executive of the Company, none of the Directors nor the chief executives of the Company had any interests or short positions in the Shares, underlying Shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Hong Kong Stock Exchange.





SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As of June 30, 2023, the following persons (other than the Directors and chief executives of the Company whose interests have been disclosed above), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company and the Hong Kong Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Capacity/Nature of interest	Number of Shares/ Underlying Shares	Approximate % of interest in relevant class of Share[1]
Class A ordinary shares			
SCTS Capital Pte. Ltd.[2]	Nominee for another person	118,610,989(L)	19.41%
		10,000,000(S)	1.64%
Standard Chartered Trust (Singapore) Limited[2]	Trustee	118,610,989(L)	19.41%
		10,000,000(S)	1.64%
Alibaba Group Holding Limited[3]	Interest in controlled corporation	71,941,287(L)	11.77%
Taobao Holding Limited[3]	Interest in controlled corporation	61,192,420(L)	10.01%
Taobao China Holding Limited[3]	Interest in controlled corporation/ Beneficial owner	61,192,420(L)	10.01%
Alibaba ZT Investment Limited[3]	Beneficial owner	57,870,370(L)	9.47%
Mr. Jianfa LAI[4]	Founder of a discretionary trust/Other[5]	66,252,639(L)	10.84%
		10,000,000(S)	1.64%
LJFA Holding Limited[4]	Interest in controlled corporation	66,219,041(L)	10.84%
		10,000,000(S)	1.64%
Zto Ljf Holding Limited[4]	Beneficial owner	66,219,041(L)	10.84%
		10,000,000(S)	1.64%
Invesco Advisers, Inc.[6]	Investment manager	45,447,372(L)	7.44%



Name	Capacity/Nature of interest	Number of Shares/ Underlying Shares	Approximate % of interest in relevant class of Share[1]
Invesco Developing Markets Fund[6]	Person having a security interest in shares	36,797,774(L)	6.02%
WJL Holding Limited[7]	Interest in controlled corporation	42,087,263(L)	6.89%
Zto Wjl Holding Limited[7]	Beneficial owner	42,087,263(L)	6.89%
JPMorgan Chase & Co.[8]	Interest in controlled corporation/Investment manager/Person having a security interest in shares/ Trustee/Approved lending agent	40,413,455(L) 6,851,525(S) 19,077,476(P)	6.61% 1.12% 3.12%
Class B ordinary shares			
Zto Lms Holding Limited[9]	Beneficial owner	206,100,000(L)	100.00%
LMS Holding Limited[9]	Interest in controlled corporation	206,100,000(L)	100.00%

The letter "L" stands for long position, "S" stands for short position and "P" stands for lending pool.

Notes:

(1)   The calculation is based on 611,017,539 Class A ordinary shares and 206,100,000 Class B ordinary shares in issue as of June 30, 2023.

(2)   SCTS Capital Pte Ltd is wholly-owned by Standard Chartered Trust (Singapore) Limited and is the trustee for Zto Lms Holding Limited, Zto Wjl Holding Limited, Zto Ljf Holding Limited, Zto Sxb Holding Limited and Zto Qfx Holding Limited. The short position represents Zto Ljf Holding Limited has delivered a total of 10,000,000 shares under credit support documentation with a return obligation.

(3)   Alibaba Group Holding Limited ("**Alibaba**") was interested in (i) 57,870,370 Class A ordinary shares directly held by Alibaba ZT Investment Limited ("**Ali ZT**"); (ii) 5,787,037 Class A ordinary shares directly held by Cainiao Smart Logistics Investment Limited ("**Cainiao Smart**"); (iii) 4,629,630 Class A ordinary shares directly held by New Retail Strategic Opportunities Investments 2 Limited ("**NRF**"); (iv) 3,322,050 Class A ordinary shares directly held by Taobao China Holding Limited ("**Taobao**"); and (v) 332,200 Class A ordinary shares directly held by Cainiao Smart Logistics Network (Hong Kong) Limited ("**Cainiao HK**").

Ali ZT is an indirect wholly-owned special purpose subsidiary of Alibaba. Cainiao Smart is a majority owned indirect subsidiary of Alibaba. New Retail Strategic Opportunities Fund, L.P., a Cayman Islands exempted limited partnership ("**NRSF**"), owns 100% of NRF. New Retail Strategic Opportunities Fund GP, L.P., a Cayman Islands exempted limited partnership ("**NRSF GP**"), is the general partner of NRSF. New Retail Strategic Opportunities GP Limited, a company organized under the laws of the Cayman Islands and an indirect wholly owned subsidiary of Alibaba, is the general partner of NRSF GP. Taobao is an indirect wholly owned subsidiary of Alibaba. Cainiao HK is a majority owned indirect subsidiary of Alibaba.

Alibaba is deemed to be the beneficial owner of the 71,941,287 Class A ordinary shares held by Ali ZT, Cainiao Smart, NRF, Taobao and Cainiao HK.



(4)   Mr. Jianfa LAI was interested in (i) 66,219,041 Class A ordinary shares and/or ADSs representing the same number of Class A ordinary shares held by Zto Ljf Holding Limited, and (ii) 33,598 Class A ordinary shares held by ZTO ES. Zto Ljf Holding Limited is a BVI company wholly owned by LJFA Holding Limited, which in turn is beneficially owned by The LJF Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Jianfa LAI is the settlor of The LJF Family Trust and the beneficiaries of the trust are Mr. Jianfa LAI and his family members. Mr. Jianfa LAI is the sole director of Zto Ljf Holding Limited. ZTO ES is a BVI company established as an employee shareholding platform of the Group. Mr. Jianfa LAI has the power to direct the disposition of 33,598 Class A ordinary shares held by ZTO ES.

The short position represents Zto Ljf Holding Limited has delivered a total of 10,000,000 Class A ordinary shares under credit support documentation with a return obligation.

(5)   "Other" represents the power of Mr. Jianfa LAI to direct the disposition of 33,598 Class A ordinary shares held by ZTO ES, an employee shareholding platform. For details of their interest, please refer to Note (4).

(6)   Represents 45,447,372 Class A ordinary shares beneficially owned by Invesco Advisers, Inc. ("**IAI**"). IAI is the principal U.S. investment advisory subsidiary of Invesco Ltd. ("**Invesco**"), a Bermuda-incorporated company. Invesco is a global company focused on investment management, and its services are provided through a number of affiliated investment advisers to a wide range of clients throughout the world, including open-end mutual funds, closed-end funds, exchange-traded funds, collective trust funds, UCITS, real estate investment trusts, unit investment trusts and other pooled investment vehicles, as well as pensions, endowments, insurance companies and sovereign wealth funds. Invesco is a public company and is listed on the NYSE (ticker symbol: IVZ). Invesco Developing Markets Fund is an investment company registered with the U.S. Securities and Exchange Commission and advised by IAI.

(7)   Mr. Jilei WANG was interested in 42,087,263 Class A ordinary shares and/or ADSs (representing the same number of Class A ordinary shares) held by Zto Wjl Holding Limited. Zto Wjl Holding Limited is a BVI company wholly owned by WJL Holding Limited, which in turn is beneficially owned by The WJL Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Jilei WANG is the settlor of The WJL Family Trust and the beneficiaries of the trust are Mr. Jilei WANG and his family members. Mr. Jilei WANG is the sole director of Zto Wjl Holding Limited.

(8)   JPMorgan Chase & Co. was interested in a total of 40,413,455 Class A ordinary shares (long position), 6,851,525 Class A ordinary shares (short position) and 19,077,476 Class A ordinary shares (lending pool). According to the disclosure of interest notice filed by JPMorgan Chase & Co. with a relevant event date of June 26, 2023, such Class A ordinary shares were held by JPMorgan Chase & Co. indirectly through certain of its subsidiaries (all of which are wholly owned except for JPMorgan Asset Management (Asia Pacific) Limited, a company controlled as to 99.99% by a wholly owned subsidiary of JPMorgan Chase & Co.).

Among them, 253,900 Class A ordinary shares (long position) and 509,900 Class A ordinary shares (short position) were held through physically settled listed derivatives, 11,400 Class A ordinary shares (long position) were held through physically settled unlisted derivatives, 25,050 Class A ordinary shares (long position) and 497,431 Class A ordinary shares (short position) were held through cash settled unlisted derivatives, and 3,519,997 Class A ordinary shares (long position) and 126,518 Class A ordinary shares (short position) were held through a listed derivatives which are convertible instruments.

(9)   Mr. Meisong LAI was interested in 206,100,000 Class B ordinary shares held by Zto Lms Holding Limited. Zto Lms Holding Limited is a BVI company wholly owned by LMS Holding Limited, which in turn is beneficially owned by The LMS Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Meisong LAI is the settlor of The LMS Family Trust and the beneficiaries of the trust are Mr. Meisong LAI and his family members. Mr. Meisong LAI is the sole director of Zto Lms Holding Limited.

Save as disclosed above, as of June 30, 2023, no person, other than the Directors whose interests are set out in the section headed "Directors' and Chief Executives' Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations" had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or would fall to be recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.



OTHER INFORMATION

SHARE INCENTIVE PLANS

The existing share incentive plans of the Company are set out as follows:

2016 Plan

The 2016 Plan was first adopted by the Board on June 20, 2016 for the purpose of granting share based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with that of the Company. The Company has a history of granting share incentive rewards (whether in the form of options, restricted share units, or equivalent rewards) on a recurring and regular basis to the Group's employees and management. These grants form part of the Group's remuneration and performance reward package.

As disclosed in the Company's announcement dated December 23, 2022 in relation to the Primary Conversion, after the Primary Conversion, the Company has continued to use the 2016 Plan for granting share options and awards, and such options and awards will be satisfied by the existing shares of the Company issued and reserved for the administration of the 2016 Plan. With effect from the Primary Conversion Effective Date, the Company will no longer further increase the scheme limit of the 2016 Plan for the remaining term of the 2016 Plan, and the scheme limit of the 2016 Plan will be capped at the existing size of the share award pool as at December 31, 2022, i.e. 21,000,000 shares, and no new Shares will be issued for the share award grants made or to be made pursuant to the 2016 Plan. In the case where shares are purchased from the market for fulfilling the vesting or exercise of the share awards (including where the number of existing shares held by the trust are insufficient to satisfy the number of share award grants of up to the maximum scheme limit), such on-market purchase of shares shall be conducted by the trustee and the shares purchased will be held under the trust for the benefit of the 2016 Plan. Furthermore, the Company will comply with the requirements set out in Rules 17.12(2) and 17.05A of the Listing Rules by requiring the trustee holding the shares underlying awards that are unvested under of the 2016 Plan to abstain from voting on matters that require shareholders' approval under the Listing Rules.

Further details of the 2016 Plan are set out in the announcements of the Company dated December 23, 2022 and April 26, 2023.

Cash Incentive Scheme through ZTO ES

The Company also operates a cash incentive scheme through certain onshore partnerships. ZTO ES is a BVI-incorporated company that serves as an employee shareholding platform that allows the Company's directors and employees to receive cash incentives by becoming limited partners of the partnerships that hold interests in ZTO ES. Each recipient of such partnership interest is entitled to the economic rights associated with the number of the Company's Class A ordinary shares held by ZTO ES that corresponds to the recipient's proportional indirect ownership of ZTO ES to: (i) receive dividends (if any) on those shares and (ii) request the sale of those shares by ZTO ES and receive the sale proceeds. These partnership interests are granted to directors and employees of the Company as incentives in lieu of cash bonus to them, and there is no vesting period or exercise price associated with these grants of partnership interest to them.



Notwithstanding that ZTO ES is a cash-only incentive scheme, the Company has undertaken to procure ZTO ES to abstain from voting on matters that require shareholders' approval under the Listing Rules for all the shares of the Company held by ZTO ES, in line with the requirement under Rules 17.12(2) and 17.05A of the Listing Rules.

Further details of the cash incentive scheme of ZTO ES are set out in the announcement of the Company dated December 23, 2022.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended June 30, 2023, the Company repurchased a total of 1,912,982 ADSs on the NYSE (representing Class A ordinary shares (the "**Repurchased Shares**")) for an aggregate consideration of US$47,067,053.01 (before expense). As at the Latest Practicable Date, other than ADSs transferred to the trust for the benefit of the 2016 Plan prior to the Primary Conversion Effective Date, all the Repurchased Shares repurchased during the Reporting Period have been cancelled.

Particulars of the repurchases made by the Company during Reporting Period are as follows:

NYSE

Month	Number of ADSs repurchased	Highest price paid (US$)	Lowest price paid (US$)	Total consideration paid (before expense) (US$)
February	1,224,100	24.99	23.92	30,333,255.23
March	466,100	23.99	23.48	11,167,340.91
June	222,782	25.00	24.93	5,566,456.87

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange or NYSE during the six months ended June 30, 2023.

DISCLOSURE OF CHANGES IN DIRECTORS' INFORMATION PURSUANT TO 13.51B(1) OF THE LISTING RULES

Pursuant to Rule 13.51B(1) of the Listing Rules, the changes in the information of the Directors during the Reporting Period and up to the Latest Practicable Date are set out below.

• Mr. Frank Zhen WEI, an independent non-executive Director, was appointed as the new chairman of the Compensation Committee with effect from the Primary Conversion Effective Date. Previously, the committee was chaired by another member, Mr. Xing LIU.

OTHER INFORMATION



For further details, please refer to the announcement of the Company dated April 26, 2023.

- Mr. Zheng LIU resigned as a non-executive Director with effect from June 15, 2023.

- Mr. Xudong CHEN was appointed as a non-executive Director with effect from June 15, 2023.

For further details, please refer to the announcement of the Company dated May 18, 2023.

- Mr. Xing LIU resigned as a non-executive Director of China Renaissance Holdings Limited (a company listed on the Hong Kong Stock Exchange with stock code 1911) with effect from July 14, 2023.

Save as disclosed above, the Directors hereby confirm that no change to the information of the Directors is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules during the Reporting Period and up to the Latest Practicable Date.

INTERIM DIVIDEND

The Board does not recommend the distribution of an interim dividend for the six months ended June 30, 2023.

USE OF PROCEEDS FROM THE GLOBAL OFFERING

The net proceeds received by the Company from the Global Offering (as defined in the Prospectus) were approximately HK$11.1 billion. All the net proceeds from the Global Offering have been utilized in accordance with the intended use as disclosed in the Prospectus before the Reporting Period.

USE OF PROCEEDS FROM THE NOTES OFFERING

In August 2022, we completed an offering of US$1 billion in aggregate principal amount of convertible senior notes due 2027 (the "**2027 Notes**"). The 2027 Notes bear interest at a rate of 1.50% per year, payable semiannually in arrears on March 1 and September 1 of each year, beginning on March 1, 2023. The 2027 Notes will mature on September 1, 2027, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date. Holders may convert the 2027 Notes at any time prior to the close of business on the fifth scheduled trading day immediately preceding the maturity date. Upon conversion, the Company will pay or deliver, as the case may be, cash, the Company's ADSs, each currently representing one Class A ordinary share, or a combination of cash and ADSs, at its election. As disclosed in the announcement dated August 25, 2022 issued by the Company in connection with the Notes Offering, the Company has entered into capped call transactions with an affiliate of the initial purchaser and another financial institution in connection with the pricing of the 2027 Notes. The cap price of the capped call transactions is initially US$36.48 per ADS, and is subject to adjustment under the terms of the capped call transactions. The 2027 Notes have been offered to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act of 1933, as amended.



As disclosed in the Company's announcements dated August 24, 2022 and August 25, 2022, the Company used a portion of the net proceeds from the offering of the 2027 Notes in the amount of US$54 million to pay the costs of the capped call transactions. We received proceeds of approximately US$930.3 million net of issuance cost paid and capped call option. The Company plans to use the remainder of the net proceeds for (i) enhancement of the scale and capability of our logistics operations; (ii) investment in the logistics ecosystem; and (iii) working capital and other general corporate purposes. For further details, please refer to the announcements of the Company dated August 24 and 25, 2022.

For six months ended June 30, 2023, we had partially utilized the above net proceeds as intended as to (i) US$68.6 million for enhancement of the scale and capability of our logistics operations; and (ii) US$340.8 million for working capital and other general corporate purposes. The Company intends to use the remaining proceeds of US$347.6 million as previously disclosed within the next 12 months.

As of June 30, 2023, all the unutilized net proceeds are held by the Company in short-term interest-bearing accounts at authorized licensed banks.

IMPORTANT EVENTS AFTER THE REPORTING PERIOD

Through other public announcement, the Company became aware of the delay in repayments by Zhongrong International Trust Co. Ltd. ("**Zhongrong Trust**") of certain trust products under its management after Zhongrong Trust's second-largest shareholder, Zhongzhi Enterprise Group Co. Ltd., reportedly faced liquidity issues. The Company currently has two outstanding tranches in one of the products managed by Zhongrong Trust. The aggregate principal amount of these two investment tranches is RMB100 million, representing 0.4% of the Company's cash and cash equivalents, short-term and long-term investments as of June 30, 2023. These two tranches are due for redemption on August 24 and November 22, 2023, respectively. The Company has been proactively following up with Zhongrong Trust on the latest status. As of the Latest Practicable Date, it remains uncertain whether Zhongrong Trust will be able to make redemption payments upon maturity. The Company will continue to closely follow-up and provide updates to investors of any progress. The Company is prepared to take appropriate actions against Zhongrong Trust to protect its legal rights under the trust agreements and applicable laws and regulations.

CONTINUING DISCLOSURE OBLIGATIONS PURSUANT TO THE LISTING RULES

The Company does not have any other disclosure obligations under Rules 13.20, 13.21 and 13.22 of the Listing Rules. All references above to other sections, reports or notes in this interim report form part of this interim report.

REVIEW OF THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited condensed consolidated financial statements, including reconciliation between U.S. GAAP and the International Financial Reporting Standards, of the Group for the six months ended June 30, 2023 have been reviewed by the auditor of the Company, Deloitte Tuchel Tohmatsu.

APPROVAL OF INTERIM REPORT

The interim report and the unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2023 were approved and authorized for issue by the Board.

REPORT ON REVIEW OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Deloitte.   德勤

To the Board of Directors of ZTO Express (Cayman) Inc.
(incorporated in the Cayman Islands with limited liability)

INTRODUCTION

We have reviewed the condensed consolidated financial statements of ZTO Express (Cayman) Inc. (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 36 to 63, which comprise the condensed consolidated balance sheet as of June 30, 2023 and the related condensed consolidated statement of comprehensive income, condensed consolidated statement of changes in shareholders' equity and condensed consolidated statement of cash flows for the six-month period then ended, and certain explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America ("U.S. GAAP"). The directors of the Company are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with U.S. GAAP. Our responsibility is to express a conclusion on these condensed consolidated financial statements based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" ("HKSRE 2410") issued by the Hong Kong Institute of Certified Public Accountants. A review of these condensed consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

REPORT ON REVIEW OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements are not prepared, in all material respects, in accordance with U.S. GAAP.

OTHER MATTER

The comparative condensed consolidated statement of comprehensive income, statement of changes in shareholders' equity and statement of cash flows for the six-month period ended 30 June 2022 and the relevant explanatory notes included in these condensed consolidated financial statements have not been reviewed in accordance with HKSRE 2410.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
August 30, 2023

CONDENSED CONSOLIDATED BALANCE SHEETS

As of December 31, 2022 and June 30, 2023
(Amounts in thousands, except for share and per share data)

	Notes	As of December 31, 2022 RMB (Audited)	As of June 30, 2023 RMB (Unaudited)	US$ (Unaudited) (Note 2(d))
Assets				
Current assets				
Cash and cash equivalents		11,692,773	7,781,443	1,073,110
Restricted cash		895,483	851,899	117,482
Accounts receivable, net	3	818,968	571,176	78,769
Financing receivables, net		951,349	1,002,429	138,241
Short-term investment		5,753,483	7,956,404	1,097,238
Inventories		40,537	26,637	3,673
Advances to suppliers		861,573	852,970	117,630
Prepayments and other current assets		3,146,378	3,547,514	489,225
Amounts due from related parties	9	314,483	745,142	102,760
Total current assets		24,475,027	23,335,614	3,218,128
Investments in equity investees		3,950,544	4,042,303	557,459
Property and equipment, net	4	28,813,204	30,871,299	4,257,347
Land use rights, net		5,442,951	5,673,188	782,368
Intangible assets, net		29,437	26,339	3,632
Operating lease right-of-use assets		808,506	831,296	114,641
Goodwill		4,241,541	4,241,541	584,935
Deferred tax assets		750,097	880,166	121,380
Long-term investment		7,322,545	10,862,204	1,497,966
Long-term financing receivables, net		1,295,755	836,453	115,352
Other non-current assets		816,839	374,485	51,644
Amounts due from related parties-non current	9	577,140	79,660	10,986
TOTAL ASSETS		78,523,586	82,054,548	11,315,838

CONDENSED CONSOLIDATED BALANCE SHEETS

As of December 31, 2022 and June 30, 2023
(Amounts in thousands, except for share and per share data)

	Notes	As of December 31, 2022 RMB (Audited)	As of June 30, 2023 RMB (Unaudited)	As of June 30, 2023 US$ (Unaudited) (Note 2(d))
LIABILITIES AND EQUITY				
Current liabilities				
Short-term bank borrowings		5,394,423	6,701,000	924,110
Accounts payable	5	2,202,692	1,928,915	266,010
Notes payable	5	200,000	–	–
Advances from customers		1,374,691	1,441,876	198,844
Income tax payable		228,422	486,861	67,141
Amounts due to related parties	9	49,138	197,131	27,186
Operating lease liabilities, current		229,718	251,404	34,670
Dividends payable		1,497	1,581	218
Other current liabilities		6,724,743	6,718,899	926,575
Total current liabilities		16,405,324	17,727,667	2,444,754
Non-current operating lease liabilities		510,349	487,266	67,197
Deferred tax liabilities		346,472	347,490	47,921
Convertible senior notes		6,788,971	7,158,372	987,185
TOTAL LIABILITIES		24,051,116	25,720,795	3,547,057
Commitments and contingencies (Note 12)				
Shareholders' equity				
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized; 826,943,309 shares issued and 809,247,109 shares outstanding as of December 31, 2022; 817,117,539 shares issued and 808,747,346 shares outstanding as of June 30, 2023)	10	535	528	73
Additional paid-in capital		26,717,727	24,380,754	3,362,260
Treasury shares, at cost (11,671,525 and 3,222,782 shares as of December 31, 2022 and June 30, 2023, respectively)		(2,062,530)	(572,247)	(78,916)
Retained earnings		29,459,491	32,324,038	4,457,689
Accumulated other comprehensive loss		(86,672)	(228,569)	(31,521)
ZTO Express (Cayman) Inc. shareholders' equity		54,028,551	55,904,504	7,709,585
Non-controlling interests		443,919	429,249	59,196
Total Equity		54,472,470	56,333,753	7,768,781
TOTAL LIABILITIES AND EQUITY		78,523,586	82,054,548	11,315,838

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the six months ended June 30, 2022 and 2023
(Amounts in thousands, except for share and per share data)

	Notes	Six months ended June 30,		
		2022	2023	
		RMB	RMB	US$
		(Unaudited)	(Unaudited)	(Unaudited)
				(Note 2(d))
Revenues (including related party revenue of RMB561,809 and RMB413,092 for the six months ended June 30, 2022 and 2023, respectively)	2(e)	16,560,727	**18,723,563**	**2,582,097**
Cost of revenues (including related party cost of revenues of RMB260,663 and RMB798,204 for the six months ended June 30, 2022 and 2023, respectively)		(12,738,426)	**(12,895,730)**	**(1,778,402)**
Gross profit		3,822,301	**5,827,833**	**803,695**
Operating (expenses)/income				
Selling, general and administrative		(1,075,106)	**(1,291,214)**	**(178,067)**
Other operating income, net		354,612	**292,598**	**40,351**
Total operating expenses		(720,494)	**(998,616)**	**(137,716)**
Income from operations		3,101,807	**4,829,217**	**665,979**
Other income/(expenses)				
Interest income		229,588	**259,020**	**35,720**
Interest expense		(82,737)	**(143,928)**	**(19,849)**
(Loss)/gain from fair value changes of financial instruments		(14,456)	**207,213**	**28,576**
Loss on disposal of equity investees and subsidiaries		–	**(764)**	**(105)**
Foreign currency exchange gain		106,940	**70,921**	**9,780**
Income before income tax and share of (loss)/gain in equity method investments		3,341,142	**5,221,679**	**720,101**
Income tax expense	6	(693,424)	**(1,030,592)**	**(142,125)**
Share of (loss)/gain in equity method investments		(13,492)	**3,947**	**544**
Net income		2,634,226	**4,195,034**	**578,520**
Net loss attributable to non-controlling interests		77,225	**16,506**	**2,276**
Net income attributable to ZTO Express (Cayman) Inc.		2,711,451	**4,211,540**	**580,796**
Net income attributable to ordinary shareholders		2,711,451	**4,211,540**	**580,796**

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the six months ended June 30, 2022 and 2023
(Amounts in thousands, except for share and per share data)

	Notes	Six months ended June 30, 2022	2023	
		RMB	RMB	US$
		(Unaudited)	(Unaudited)	(Unaudited)
				(Note 2(d))
Net earnings per share attributable to ordinary shareholders	8			
Basic		3.35	5.21	0.72
Diluted		3.35	5.10	0.70
Weighted average shares used in calculating net earnings per ordinary share				
Basic		809,214,926	808,916,820	808,916,820
Diluted		809,214,926	840,125,888	840,125,888
Net income		2,634,226	4,195,034	578,520
Other comprehensive income/(loss), net of tax of nil				
Foreign currency translation adjustment		85,143	(141,897)	(19,568)
Comprehensive income		2,719,369	4,053,137	558,952
Comprehensive loss attributable to non-controlling interests		77,225	16,506	2,276
Comprehensive income attributable to ZTO Express (Cayman) Inc.		2,796,594	4,069,643	561,228

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the six months ended June 30, 2022 and 2023
(Amounts in thousands, except for share and per share data)

	ZTO Express (Cayman) Inc. Shareholders' Equity								
	Ordinary shares		Additional paid-in capital	Treasury shares, at cost	Retained earnings	Accumulated other comprehensive (loss)/income	Total	Non-controlling interests	Total Equity
	Number of outstanding shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2022 (Audited)	808,448,289	535	28,229,026	(2,067,009)	22,716,799	(242,104)	48,637,247	290,334	48,927,581
Net income	–	–	–	–	2,711,451	–	2,711,451	(77,225)	2,634,226
Foreign currency translation adjustments	–	–	–	–	–	85,143	85,143	–	85,143
Acquisition of non-controlling interests of subsidiaries	–	–	(5,060)	–	–	–	(5,060)	(34,069)	(39,129)
Share-based compensation and ordinary shares issued for share based compensation (Note 7)	1,284,827	–	156,318	89,026	(66,364)	–	178,980	–	178,980
Non-controlling interest recognized from partial disposal	–	–	–	–	–	–	–	49,159	49,159
Capital contribution from non-controlling interest holders	–	–	–	–	–	–	–	191,201	191,201
Distribution of dividends (Note 11)	–	–	(1,289,418)	–	–	–	(1,289,418)	–	(1,289,418)
Balance at June 30, 2022 (Unaudited)	809,733,116	535	27,090,866	(1,977,983)	25,361,886	(156,961)	50,318,343	419,400	50,737,743

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the six months ended June 30, 2022 and 2023
(Amounts in thousands, except for share and per share data)

| | ZTO Express (Cayman) Inc. Shareholders' Equity | | | | | | | |
| | Ordinary shares | | Additional paid-in capital | Treasury shares, at cost | Retained earnings | Accumulated other comprehensive (loss)/income | Total | Non-controlling interests | Total Equity |
	Number of outstanding shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2023 (Audited)	809,247,109	535	26,717,727	(2,062,530)	29,459,491	(86,672)	54,028,551	443,919	54,472,470
Net income	–	–	–	–	4,211,540	–	4,211,540	(16,506)	4,195,034
Foreign currency translation adjustments	–	–	–	–	–	(141,897)	(141,897)	–	(141,897)
Share-based compensation and ordinary shares issued for share based compensation (Note 7)	1,413,219	–	230,587	97,169	(72,780)	–	254,976	–	254,976
Acquisition of non-controlling interests of subsidiaries	–	–	(64,711)	–	–	–	(64,711)	–	(64,711)
Decrease of non-controlling interests from disposal of subsidiaries	–	–	–	–	–	–	–	(94)	(94)
Capital contribution from non-controlling interest holders	–	–	–	–	–	–	–	1,930	1,930
Repurchase of ordinary shares (Note 10)	(1,912,982)	–	–	(328,232)	–	–	(328,232)	–	(328,232)
Cancellation of ordinary shares	–	(7)	(447,126)	1,721,346	(1,274,213)	–	–	–	–
Distribution of dividends (Note 11)	–	–	(2,055,723)	–	–	–	(2,055,723)	–	(2,055,723)
Balance at June 30, 2023 (Unaudited)	808,747,346	528	24,380,754	(572,247)	32,324,038	(228,569)	55,904,504	429,249	56,333,753

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2022 and 2023
(Amounts in thousands, except for share and per share data)

	Six months ended June 30,		
	2022	2023	
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 2(d))
Cash flows from operating activities			
Net cash provided by operating activities	4,886,147	6,499,578	896,334
Cash flows from investing activities			
Purchases of property and equipment	(3,243,620)	(4,447,207)	(613,298)
Purchases of land use rights	(93,018)	(55,248)	(7,619)
Purchases of short-term investment	(4,608,177)	(5,681,940)	(783,575)
Maturity of short-term investment	2,254,609	3,770,911	520,032
Purchases of long-term investment	(1,430,000)	(4,375,101)	(603,354)
Maturity of long-term investment	284,000	890,811	122,848
Net cash received from disposal of equity investees and subsidiaries	–	123,591	17,044
Loan to employees	(58,893)	(28,140)	(3,881)
Repayments of loan to employees	35,446	135,242	18,651
Others	(64,716)	258,921	35,707
Net cash used in investing activities	(6,924,369)	(9,408,160)	(1,297,445)
Cash flows from financing activities			
Proceeds from short-term borrowings	4,594,520	5,913,060	815,448
Repayment of short-term borrowings	(1,040,457)	(4,623,564)	(637,619)
Repurchase of ordinary shares	–	(287,835)	(39,694)
Capital contribution from non-controlling interest shareholder	191,201	1,930	266
Payment of dividends	(1,308,611)	(2,072,509)	(285,812)
Others	(13,140)	(64,805)	(8,937)
Net cash provided by/(used in) financing activities	2,423,513	(1,133,723)	(156,348)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	172,835	95,934	13,230
Net change in cash, cash equivalents and restricted cash	558,126	(3,946,371)	(544,229)
Cash, cash equivalents and restricted cash at beginning of period	9,769,361	12,603,087	1,738,045
Cash, cash equivalents and restricted cash at end of period	10,327,487	8,656,716	1,193,816

ZTO Express (Cayman) Inc.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2022 and 2023
(Amounts in thousands, except for share and per share data)

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	As of June 30,		
	2022	2023	
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 2(d))
Cash and cash equivalents	9,927,765	7,781,443	1,073,110
Restricted cash	384,912	851,899	117,482
Restricted cash, non-current[(1)]	14,810	23,374	3,224
Total cash, cash equivalents, and restricted cash shown in the statements of cash flows	10,327,487	8,656,716	1,193,816

Note: (1) The non-current restricted cash is included in other non-current assets on the condensed consolidated balance sheets.

	Six months ended June 30,		
	2022	2023	
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 2(d))
Supplemental disclosure of cash flow information			
Income taxes paid	620,263	901,204	124,282
Interest expense paid	85,517	121,357	16,736
Supplemental disclosure on non-cash information			
Cash dividends declared in payables	14,968	7	1
Purchase of property and equipment included in payables	912,881	645,565	89,027
Purchase of property and equipment using prepayments recorded in other non-current assets	2,412	3,951	545
Purchase of land use rights using prepayments recorded in other non-current assets	97,977	243,716	33,610
Net off acquisition consideration payable with receivables from disposal of equity interests in subsidiaries	22,942	–	–

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2022 and 2023
(Amounts in thousands, except for share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

ZTO Express (Cayman) Inc. (the "Company") was incorporated under the laws of Cayman Islands on April 8, 2015. ZTO, its subsidiaries and its variable interest entity and subsidiaries of variable interest entity ("VIE") (collectively also referred to as the "Group") are principally engaged in express delivery services in the People's Republic of China (the "PRC") through a nationwide network partner model.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Group's financial position as of December 31, 2022 and June 30, 2023, results of operations and cash flows for the six months ended June 30, 2022 and 2023. The consolidated balance sheet at December 31, 2022 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2022. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period.

(b) Principles of consolidation

The condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE. All intercompany transactions and balances have been eliminated on consolidation.

The Group evaluates the need to consolidate its VIE of which the Group is the primary beneficiary. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Principles of consolidation (continued)

Condensed Consolidation of Variable Interest Entity

The amounts and balances of ZTO Express and its subsidiaries (the "VIE") after the elimination of intercompany balances and transactions within the VIE are presented in the following table:

	As of December 31, 2022	As of June 30, 2023	
	RMB	**RMB**	**US$**
	(Audited)	**(Unaudited)**	**(Unaudited)**
Total current assets (1)	12,349,072	**13,207,497**	**1,821,397**
Total assets (1)	27,337,937	**27,750,230**	**3,826,932**
Total current liabilities	13,689,416	**12,866,080**	**1,774,314**
Total liabilities	14,204,389	**13,314,683**	**1,836,179**

(1) Included amounts due from other consolidated subsidiaries of RMB6,554,502 and RMB8,768,368 (unaudited) as of December 31, 2022 and June 30, 2023, respectively.

	Six months ended June 30,		
	2022	**2023**	
	RMB	**RMB**	**US$**
	(Unaudited)	**(Unaudited)**	**(Unaudited)**
Total revenue	16,234,689	**15,327,267**	**2,113,727**
Net income (1)	1,296,627	**1,302,359**	**179,603**
Net cash provided by (used in) operating activities (2)	(2,290,008)	**(1,500,091)**	**(206,873)**
Net cash used in investing activities	(469,058)	**(306,577)**	**(42,279)**
Net cash provided by financing activities	2,898,543	**906,577**	**125,023**
Net (decrease) increase in cash and cash equivalents	139,477	**(900,091)**	**(124,129)**
Cash and cash equivalents and restricted cash at beginning of period	930,942	**2,752,475**	**379,584**
Cash and cash equivalents and restricted cash at end of period	1,070,419	**1,852,384**	**255,455**

(1) Included inter-company transportation fees, service fees and rental fees charged by other consolidated subsidiaries of RMB7,660,720 (unaudited) and RMB7,071,065 (unaudited) for the six months ended June 30, 2022 and 2023, respectively.

(2) Included inter-company operating cash outflow of RMB13,098,315 (unaudited) and RMB9,284,931 (unaudited) for the six months ended June 30, 2022 and 2023, respectively.

After all intercompany transactions eliminations, the VIE contributed 98.0% and 81.9% of the Group's consolidated revenues for the six months ended June 30, 2022 and 2023, respectively. As of December 31, 2022 and June 30, 2023, the VIE accounted for an aggregate of 26.5% and 23.1%, respectively, of the consolidated assets, and 59.1% and 51.8%, respectively, of the consolidated liabilities.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2022 and 2023
(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Principles of consolidation (continued)

Condensed Consolidation of Variable Interest Entity (continued)

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company to provide financial support to the VIE. However, if the VIE was ever to need financial support, the Company may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.

The Group believes that there are no assets held in the consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and the PRC statutory reserves. As the consolidated VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Group for any of the liabilities of the consolidated VIE.

Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Group in the form of loans and advances or cash dividends.

(c) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and other relevant factors.

(d) Convenience translation

The Group's business is primarily conducted in PRC and almost all of the Group's revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, solely for the convenience of the readers outside PRC. Translations of balances in the condensed consolidated balance sheets, condensed consolidated statements of comprehensive income and condensed consolidated statements of cash flows from RMB into US dollars as of and for the six months ended June 30, 2023 were calculated at the rate of US$1.00 = RMB7.2513 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2023. No representation was made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2023, or at any other rate.

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Revenue recognition

Disaggregation of revenue

	Six months ended June 30,				
	2022		**2023**		
	RMB	%	**RMB**	**US$**	**%**
	(Unaudited)		**(Unaudited)**	**(Unaudited)**	
Express delivery services	15,151,869	91.5	**17,387,187**	**2,397,803**	**92.9**
Freight forwarding services	661,044	4.0	**431,597**	**59,520**	**2.3**
Sale of accessories	631,754	3.8	**836,616**	**115,375**	**4.5**
Others	116,060	0.7	**68,163**	**9,399**	**0.3**
Total revenues	16,560,727	100.0	**18,723,563**	**2,582,097**	**100.0**

Contract assets and liabilities

Contract assets include billed and unbilled receivables resulting from in-transit parcels, which were recorded in accounts receivable and not material as of December 31, 2022 and June 30, 2023.

Contract liabilities consist of advance payments as well as deferred revenue, which were recorded in advances from customers and not material as of December 31, 2022 and June 30, 2023.

(f) Income taxes

As part of the process of preparing financial statements, the Group is required to estimate its income taxes in each of the jurisdictions in which it operates. The Group accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Group recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position.

According to ASC 740-270 Interim Reporting, an estimated annual effective tax rate (AETR) on full year estimated ordinary income should first be determined by the Group and the estimated AETR is then applied to year-to-date ordinary income to compute the interim tax provision on ordinary income.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2022 and 2023
(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Earnings per share

Basic earnings per share are computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, which consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method). Ordinary share equivalents are excluded from the computation of diluted earnings per ordinary share if their effects would be anti-dilutive.

On October 27, 2016, the Group's shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Group's authorized share capital were reclassified and redesigned into Class A ordinary shares and Class B ordinary shares. Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right, as such, this dual class share structure has no impacts to the earnings per share calculation. Basic earnings per share and diluted earnings per share are the same for each Class A ordinary shares and Class B ordinary shares.

3. ACCOUNTS RECEIVABLE, NET

	As of December 31, 2022 RMB (Audited)	As of June 30, 2023 RMB (Unaudited)	As of June 30, 2023 US$ (Unaudited)
Accounts receivable, gross	941,971	575,792	79,405
Less: Allowance for credit losses	(123,003)	(4,616)	(636)
Total	818,968	571,176	78,769

The following is an analysis of accounts receivables by age, presented based on the invoice date, which approximated the revenue recognition date.

	As of December 31, 2022 RMB (Audited)	As of June 30, 2023 RMB (Unaudited)	As of June 30, 2023 US$ (Unaudited)
Within 6 months	645,512	441,218	60,847
Between 6 months and 1 year	92,802	61,458	8,475
Between 1 year and 2 years	79,262	49,927	6,885
More than 2 years	124,395	23,189	3,198
Accounts receivable, gross	941,971	575,792	79,405

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2022 and 2023
(Amounts in thousands, except for share and per share data)

4. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31, 2022 RMB (Audited)	As of June 30, 2023 RMB (Unaudited)	US$ (Unaudited)
Buildings	14,995,857	17,396,790	2,399,127
Machinery and equipment	7,328,207	7,867,300	1,084,950
Leasehold improvements	923,285	985,484	135,904
Vehicles	6,101,948	5,790,179	798,502
Furniture, office and electric equipment	850,836	864,098	119,165
Construction in progress	7,372,605	7,656,410	1,055,868
Total	37,572,738	40,560,261	5,593,516
Accumulated depreciation	(8,759,534)	(9,688,962)	(1,336,169)
Property and equipment, net	28,813,204	30,871,299	4,257,347

Depreciation expenses were RMB1,242,220 (unaudited) and RMB1,322,968 (unaudited) for the six months ended June 30, 2022 and 2023, respectively. Loss on disposal of property and equipment were RMB21,067 (unaudited) and RMB5,217 (unaudited) for the six months ended June 30, 2022 and 2023, respectively.

5. ACCOUNTS PAYABLE AND NOTES PAYABLE

Accounts payable and notes payable consist of the following:

	As of December 31, 2022 RMB (Audited)	As of June 30, 2023 RMB (Unaudited)	US$ (Unaudited)
Accounts payable	2,202,692	1,928,915	266,010
Notes payable	200,000	–	–
Total trade payable	2,402,692	1,928,915	266,010

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2022 and 2023
(Amounts in thousands, except for share and per share data)

5. ACCOUNTS PAYABLE AND NOTES PAYABLE (continued)

An aging analysis of the accounts payable and notes payable as of December 31, 2022 and June 30, 2023, based on the invoice date or inception date at the end of the reporting period, is as follows:

	As of December 31, 2022 RMB (Audited)	As of June 30, 2023 RMB (Unaudited)	US$ (Unaudited)
Within 6 months	2,178,737	1,913,367	263,866
Between 6 months and 1 year	218,179	1,301	179
Between 1 year and 2 years	2,728	12,430	1,714
More than 2 years	3,048	1,817	251
Total	2,402,692	1,928,915	266,010

6. INCOME TAX

The current and deferred portion of income tax expenses included in the condensed consolidated statements of comprehensive income, which were substantially attributable to the Group's subsidiaries are as follows:

	Six months ended June 30,		
	2022 RMB (Unaudited)	2023 RMB (Unaudited)	US$ (Unaudited)
Current tax expenses	679,202	1,159,643	159,922
Deferred tax	14,222	(129,051)	(17,797)
Total	693,424	1,030,592	142,125

The effective tax rate is based on expected income and statutory tax rates. For interim financial reporting, the Group estimates the annual effective tax rate based on projected accounting incomes for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in a period. As the year progresses, the Group refines the estimates of the year's taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Group adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.

The Group's effective tax rate for the six months ended June 30, 2022 and 2023 were 20.75% and 19.74%, respectively.

(Amounts in thousands, except for share and per share data)

7. SHARE-BASED COMPENSATION

Employee Share Holding Platform

In June 2016, the Group established an employee share holding platform (the "Share Holding Platform"). ZTO ES Holding Limited ("ZTO ES"), a British Virgin Islands company was established as a holding vehicle for the Group's Share Holding Platform. Four limited liability partnerships ("LLPs") were established in the PRC as the shareholders of ZTO ES. ZTO ES and the LLPs have no activities other than administering the plan and does not have employees.

On June 28, 2016, the Group issued 16 million ordinary shares to ZTO ES. All shareholder rights associated with these 16 million ordinary shares including but not limited to voting right and dividend right were waived until such time when the economic interests in the ordinary shares are granted to the employees, through transfer of interests in the LLPs. The recipient of limited partnership interests is entitled to indirectly all of the economic rights associated with the underlying ordinary shares of the Group and accordingly, at the direction of the employee, ZTO ES will sell the Group's ordinary shares held in connection with the limited partnership interest owned by the employee and remit the proceeds to the employee. The other shareholder's rights associated with the Group's ordinary shares held by the partnership may be exercised by the general partner of these LLPs. The Group referred to these limited partner's partnership interests as ordinary share units and five ordinary share units correspond to the indirect economic interest in one ordinary share of the Group.

In March 2022 and 2023, 3,934,355 and 4,386,320 ordinary share units corresponding to 786,871 and 877,264 Company's ordinary shares were granted to certain officers and employees, respectively. The consideration was nil for both of grants. These share awards vested and exercised immediately upon grant. The Group recorded the share based compensation of RMB109,614 (unaudited) and RMB158,278 (unaudited) based on the market price at US$21.87 and US$26.27 of ordinary shares on the grant date for six months ended June 30, 2022 and 2023, respectively.

2016 Share Incentive Plan

In June 2016, the Board also approved the 2016 share incentive plan (the "2016 Share Incentive Plan") in order to provide appropriate incentives to directors, executive officers and other employees of the Group. The 2016 Share Incentive Plan were amended and restated in September 2016, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan is initially 3,000,000, plus an annual increase, by an amount equal to the least of (i) 0.5% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 3,000,000 shares or (iii) such number of shares as may be determined by the Board.

With effect from May 1, 2023, the Company will no longer further increase the scheme limit of the 2016 Share Incentive Plan for the remaining term of the 2016 Share Incentive Plan, and the scheme limit of the 2016 Share Incentive Plan will be capped at the existing size of the share award pool as at December 31, 2022, i.e. 21,000,000 shares; options and awards under the 2016 Share Incentive Plan will be satisfied by the existing shares of the Company issued and reserved for the administration of the 2016 Share Incentive Plan and no new shares will be issued for the share award grants made or to be made pursuant to the 2016 Share Incentive Plan.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2022 and 2023
(Amounts in thousands, except for share and per share data)

7. SHARE-BASED COMPENSATION (continued)

Restricted share units

In March 2022 and 2023, the Group granted 497,956 and 535,955 restricted share units ("RSU") at par value to certain director, executive offices and employees pursuant to the 2016 Share Incentive Plan. These grants are vested immediately upon grant. The Group recorded the share based compensation of RMB69,366 (unaudited) and RMB96,698 (unaudited) based on the market price of ordinary shares at US$21.87 and US$26.27 on the grant date for the six months ended June 30, 2022 and 2023, respectively.

8. EARNINGS PER SHARE

Basic and diluted earnings per share for each of the periods presented are calculated as follows:

	Six months ended June 30,		
	2022	2023	
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Numerator:			
Net income attributable to ordinary shareholders			
– basic	2,711,451	4,211,540	580,796
Plus: Interest expense of convertible senior notes	–	73,406	10,125
Net income attributable to ordinary shareholders			
– diluted	2,711,451	4,284,946	590,921
Shares (Denominator):			
Weight average ordinary shares outstanding – basic	809,214,926	808,916,820	808,916,820
Plus: Dilutive effect of convertible senior notes	–	31,209,068	31,209,068
Weight average ordinary shares outstanding – diluted	809,214,926	840,125,888	840,125,888
Earnings per share – basic	3.35	5.21	0.72
Earnings per share – diluted	3.35	5.10	0.70

6,024,675 and 5,147,411 ordinary shares transferred to ZTO ES were considered issued but not outstanding as of June 30, 2022 and June 30, 2023, respectively, and therefore not included in the calculation of basic and dilutive earnings per share.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2022 and 2023
(Amounts in thousands, except for share and per share data)

9.   RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the Group
Shanghai Mingyu Barcode Technology Ltd.	Controlled by brother of chairman of the Company
ZTO Supply Chain Management Co., Ltd. and its subsidiaries	The Group's equity investee
ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	The Group's equity investee
ZTO Yun Leng Network Technology (Zhejiang) Co., Ltd. and its subsidiaries	The Group's equity investee
Zhejiang Tongyu Intelligent Industry Development Co., Ltd.	The Group's equity investee
Zhongkuai (Tonglu) Future City Industrial Development Co.,Ltd	Controlled by chairman of the Company
Tonglu Antong Management LLP and its subsidiaries	The Group's equity investee
Mr. Du Wang	Immediate families of Director and Vice President

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2022 and 2023
(Amounts in thousands, except for share and per share data)

9. RELATED PARTY TRANSACTIONS (continued)

(a)   The Group entered into the following transactions with its related parties:

Transactions	Six months ended June 30,		
	2022	2023	
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:			
Transportation revenue from ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	201,871	**281,841**	**38,868**
Express delivery service revenue derived from Tonglu Antong Management LLP and its subsidiaries	308,503	**108,331**	**14,940**
Others	51,435	**22,920**	**3,161**
	561,809	**413,092**	**56,969**
Cost of revenues:			
Transportation service fees paid to ZTO Supply Chain Management Co., Ltd. and its subsidiaries	47,247	**539,484**	**74,398**
Transportation service fees paid to ZTO Yun Leng Network Technology (Zhejiang) Co., Ltd. and its subsidiaries	29,756	**50,142**	**6,915**
Transportation service fees paid to ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	17,704	**28,835**	**3,977**
Purchases of supplies from Shanghai Mingyu Barcode Technology Ltd.	117,462	**164,332**	**22,662**
Others	48,494	**15,411**	**2,125**
	260,663	**798,204**	**110,077**
Other operating income:			
Rental income from ZTO Supply Chain Management Co., Ltd. and its subsidiaries	6,892	**28,675**	**3,954**
Rental income from ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	11,474	**27,374**	**3,775**
Others	4,683	**1,446**	**199**
	23,049	**57,495**	**7,928**
Other income:			
Interest Income derived from Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd	16,981	**16,982**	**2,342**
Others	2,657	**5,515**	**761**
	19,638	**22,497**	**3,103**

(Amounts in thousands, except for share and per share data)

9. RELATED PARTY TRANSACTIONS (continued)

(a) The Group entered into the following transactions with its related parties: (continued)

In January 2022, the Group acquired 10% equity interest in a subsidiary from Mr. Du Wang at a cash consideration of RMB39,128. The difference between the consideration and the carrying amount of non-controlling interests as of the acquisition date was RMB5,060 and recorded in additional paid-in capital.

(b) The Group had the following balances with its related parties:

	As of December 31, 2022	As of June 30, 2023	
	RMB	**RMB**	**US$**
	(Audited)	**(Unaudited)**	**(Unaudited)**
Amounts due to related parties			
ZTO Supply Chain Management Co., Ltd. and its subsidiaries	–	**111,446**	**15,369**
Shanghai Mingyu Barcode Technology Ltd.	20,249	**23,563**	**3,249**
Tonglu Antong Management LLP and its subsidiaries	28,887	**13,948**	**1,924**
Others	2	**48,174**	**6,644**
Total	49,138	**197,131**	**27,186**

Amounts due to related parties mainly consisted of accounts payable to related parties for transportation, waybill material and deposits as of December 31, 2022 and June 30, 2023, respectively.

Trade related amounts due to related parties are normally settled within one year.

(Amounts in thousands, except for share and per share data)

9. RELATED PARTY TRANSACTIONS (continued)

(b) The Group had the following balances with its related parties: (continued)

	As of December 31, 2022	As of June 30, 2023	
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Amounts due from related parties			
Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd. (1)	75,000	**593,000**	**81,778**
ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries (2)	55,061	**76,457**	**10,544**
ZTO Supply Chain Management Co., Ltd. (3)	101,432	**31,869**	**4,395**
Others	82,990	**43,816**	**6,043**
Total	314,483	**745,142**	**102,760**
Amounts due from related parties-non current			
Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd (1)	500,000	**–**	**–**
Zhejiang Tongyu Intelligent Industry Development Co., Ltd. (4)	77,140	**79,660**	**10,986**
Total	577,140	**79,660**	**10,986**

(1) The amount comprised a three-year loan to this related party with 7.2% annualized interest rate. The balance of principle was RMB500,000 as of December 31, 2022, and June 30, 2023 and interest receivable was RMB75,000 and RMB93,000 as of December 31, 2022, and June 30, 2023.

(2) The amount comprised a one-year loan to this related party with 6.96% annualized interest rate and accounts receivable generated from the transportation service provided by the Group. The balance of principle was RMB12,500 and RMB33,040 as of December 31, 2022, and June 30, 2023.

(3) The amount comprised a one-year loan to this related party with 6.96% annualized interest rate. The balance of principle was RMB109,980 and RMB17,928 as of December 31, 2022, and June 30, 2023. The amount is net off account payable generated from the transportation service that this related party and its subsidiaries provided to the Group as of December 31, 2022.

(4) The amount comprised a three-year loan to this related party with 7.2% annualized interest rate. The balance of principle was RMB70,000 as of December 31, 2022, and June 30, 2023.

Trade related amounts due from related parties are normally settled within one year.

(Amounts in thousands, except for share and per share data)

10. REPURCHASE OF ORDINARY SHARES

On March 31, 2021, the board of directors has approved changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$500 million to US$1 billion and extending the effective time by two years through June 30, 2023. On November 17, 2022, the board of directors has approved further changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$1 billion to US$1.5 billion and extending the effective time by one year through June 30, 2024. The Company expects to fund the repurchases out of its existing cash balance. As of June 30, 2023, the Company has purchased an aggregate of 38,473,231 ADSs at an average purchase price of US$25.18, including repurchase commissions. As of June 30, 2023, RMB40,397 payable for purchase of ordinary shares were not paid yet.

11. DIVIDENDS

On March 15, 2022, a dividend in respect of the year ended December 31, 2021 of US$0.25 per ordinary share, in an aggregate amount of US$202,433 (RMB1,289,418), had been approved by the board of directors of the Company. The Company has paid US$200,199 for the six months ended June 30, 2022.

On March 14, 2023, a dividend in respect of the year ended December 31, 2022 of US$0.37 per ordinary share, in an aggregate amount of US$299,319 (RMB2,055,723), had been approved by the board of directors of the Company. The Company has paid US$299,318 for the six months ended June 30, 2023.

No dividends or distributions have been declared or made by the Company in respect of any period subsequent to June 30, 2023.

12. COMMITMENTS AND CONTINGENCIES

Capital commitments

The Group's capital commitments primarily relate to commitments on construction of office building, sorting hubs and warehouse facilities. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB5,201,385 and RMB5,708,464 as of December 31, 2022 and June 30, 2023, respectively. All of these capital commitments will be fulfilled in the following years based on the construction progress.

Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition. The Group has not made adequate contributions to employee benefit plans, as required by applicable PRC laws and regulations, but the Group has recorded accruals for the estimated underpaid amounts in the consolidated financial statements. However, the Group has not made any accruals for the interest on underpayments and penalties that may be imposed by the relevant PRC government authorities in the consolidated financial statements as the Group believes it would be unlikely that the relevant PRC government authorities will impose any significant interests or penalties.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2022 and 2023
(Amounts in thousands, except for share and per share data)

13. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("IFRS"). The effects of material differences between the condensed consolidated financial statements of the Group prepared under U.S. GAAP and IFRS are as follows:

Condensed Consolidated Statements of comprehensive income

		Six months ended June 30, 2022				
	Amounts as reported under US GAAP	IFRS adjustments				Amounts as reported under IFRS
		Investments measured at fair value (Note (a))	Lease (Note (b))	Equity method investments (Note (d))	Deferred income tax arising from asset acquisition (Note (e))	
	RMB (Unaudited)	RMB	RMB	RMB	RMB	RMB (Unaudited)
Cost of revenues	(12,738,426)	–	6,187	–	1,758	(12,730,481)
Interest expense	(82,737)	–	(8,109)	–	–	(90,846)
Fair value change on investments measured at fair value through profit or loss	–	125,216	–	–	–	125,216
Net income before income tax and share of loss in equity method investments	3,341,142	125,216	(1,922)	–	1,758	3,466,194
Share of loss in equity method investments	(13,492)	–	–	(47,512)	–	(61,004)
Income tax expenses	(693,424)	(18,527)	504	–	(1,758)	(713,205)
Net income	2,634,226	106,689	(1,418)	(47,512)	–	2,691,985
Net income attributable to ZTO Express (Cayman) Inc	2,711,451	106,689	(1,418)	(47,512)	–	2,769,210
Net income attributable to ordinary shareholders	2,711,451	106,689	(1,418)	(47,512)	–	2,769,210
Other comprehensive income (loss)						
Foreign currency translation adjustments	85,143	21,138	–	(4,214)	–	102,067
Comprehensive income	2,719,369	127,827	(1,418)	(51,726)	–	2,794,052

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2022 and 2023
(Amounts in thousands, except for share and per share data)

13. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Condensed Consolidated Statements of comprehensive income

	Amounts as reported under US GAAP RMB (Unaudited)	Six months ended June 30, 2023 IFRS adjustments						Amounts as reported under IFRS RMB (Unaudited)
		Investments measured at fair value (Note (a)) RMB	Lease (Note (b)) RMB	Convertible senior note (Note(c)) RMB	Equity method investments (Note (d)) RMB	Deferred income tax arising from asset acquisition (Note (e)) RMB	Capped call options transaction (Note (f)) RMB	
Cost of revenues	(12,895,730)	–	6,124	–	–	1,758	–	(12,887,848)
Interest expense	(143,928)	–	(8,694)	73,406	–	–	–	(79,216)
Fair value change on investments measured at fair value through profit or loss	–	(271,438)	–	–	–	–	–	(271,438)
Fair value change of convertible senior notes and call option	–	–	–	102,997	–	–	(118,514)	(15,517)
Net income before income tax and share of gain/(loss) in equity method investments	**5,221,679**	**(271,438)**	**(2,570)**	**176,403**	**–**	**1,758**	**(118,514)**	**5,007,318**
Share of gain/(loss) in equity method investments	3,947	–	–	–	(4,956)	–	–	(1,009)
Income tax expenses	(1,030,592)	17,480	565	–	–	(1,758)	–	(1,014,305)
Net income	**4,195,034**	**(253,958)**	**(2,005)**	**176,403**	**(4,956)**	**–**	**(118,514)**	**3,992,004**
Net income attributable to ZTO Express (Cayman) Inc.	**4,211,540**	**(253,958)**	**(2,005)**	**176,403**	**(4,956)**	**–**	**(118,514)**	**4,008,510**
Net income attributable to ordinary shareholders	**4,211,540**	**(253,958)**	**(2,005)**	**176,403**	**(4,956)**	**–**	**(118,514)**	**4,008,510**
Other comprehensive income (loss)								
Foreign currency translation adjustments	(141,897)	24,580	–	(11,355)	(9,413)	–	25,399	(112,686)
Comprehensive income	**4,053,137**	**(229,378)**	**(2,005)**	**165,048**	**(14,369)**	**–**	**(93,115)**	**3,879,318**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2022 and 2023

(Amounts in thousands, except for share and per share data)

13. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Condensed Consolidated Balance Sheets

As of December 31, 2022

	Amounts as reported under US GAAP RMB (Audited)	Investments measured at fair value (Note (a)) RMB	Lease (Note (b)) RMB	Convertible senior note (Note(c)) RMB	Equity method investments (Note (d)) RMB	Deferred income tax arising from asset acquisition (Note (e)) RMB	Capped call options transaction (Note (f)) RMB	Cash and cash equivalents (Note (g)) RMB	Amounts as reported under IFRS RMB (Audited)
				IFRS adjustments					
Cash and cash equivalents	11,692,773	–	–	–	–	–	–	(1,414,400)	10,278,373
Short-term investment	5,753,483	–	–	–	–	–	–	1,414,400	7,167,883
Operating lease right-of-use assets	808,506	–	(40,624)	–	–	–	–	–	767,882
Investments in equity investees	3,950,544	825,775	–	–	(173,574)	–	–	–	4,602,745
Derivatives	–	–	–	–	–	–	552,497	–	552,497
Land use rights, net	5,442,951	–	–	–	–	(134,928)	–	–	5,308,023
Deferred tax assets	750,097	(272)	9,977	–	–	–	–	–	759,802
TOTAL ASSETS	78,523,586	825,503	(30,647)	–	(173,574)	(134,928)	552,497	–	79,562,437
Other current liabilities	6,724,743	–	–	(34,486)	–	–	–	–	6,690,257
Convertible senior notes	6,788,971	–	–	341,637	–	–	–	–	7,130,608
Deferred tax liabilities	346,472	61,924	–	–	–	(134,928)	–	–	273,468
TOTAL LIABILITIES	24,051,116	61,924	–	307,151	–	(134,928)	–	–	24,285,263
Additional paid-in capital	26,717,727	–	–	–	–	–	373,139	–	27,090,866
Retained earnings	29,459,491	741,635	(30,647)	(295,470)	(166,848)	–	173,201	–	29,881,362
Accumulated other comprehensive loss	(86,672)	21,944	–	(11,681)	(6,726)	–	6,157	–	(76,978)
ZTO Express (Cayman) Inc. shareholders' equity.	54,028,551	763,579	(30,647)	(307,151)	(173,574)	–	552,497	–	54,833,255
Non-controlling interests	443,919	–	–	–	–	–	–	–	443,919
TOTAL EQUITY	54,472,470	763,579	(30,647)	(307,151)	(173,574)	–	552,497	–	55,277,174

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2022 and 2023(Amounts in thousands, except for share and per share data)

13. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Condensed Consolidated Balance Sheets

	As of June 30, 2023								
	Amounts as reported under US GAAP	IFRS adjustments							Amounts as reported under IFRS
		Investments measured at fair value (Note (a))	Lease (Note (b))	Convertible senior note (Note(c))	Equity method investments (Note (d))	Deferred income tax arising from asset acquisition (Note (e))	Capped call options transaction (Note (f))	Cash and cash equivalents (Note (g))	
	RMB (Unaudited)	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB (Unaudited)
Cash and cash equivalents	7,781,443	–	–	–	–	–	–	(1,599,982)	6,181,461
Short-term investment	7,956,404	–	–	–	–	–	–	1,599,982	9,556,386
Operating lease right-of-use assets	831,296	–	(43,194)	–	–	–	–	–	788,102
Investments in equity investees	4,042,303	578,917	–	–	(187,943)	–	–	–	4,433,277
Derivatives	–	–	–	–	–	–	459,382	–	459,382
Land use rights, net	5,673,188	–	–	–	–	(133,169)	–	–	5,540,019
Deferred tax assets	880,166	(56)	10,542	–	–	–	–	–	890,652
TOTAL ASSETS	82,054,548	578,861	(32,652)	–	(187,943)	(133,169)	459,382	–	82,739,027
Other current liabilities	6,718,899	–	–	(35,653)	–	–	–	–	6,683,246
Convertible senior notes	7,158,372	–	–	177,756	–	–	–	–	7,336,128
Deferred tax liabilities	347,490	44,660	–	–	–	(133,169)	–	–	258,981
TOTAL LIABILITIES	25,720,795	44,660	–	142,103	–	(133,169)	–	–	25,774,389
Additional paid-in capital	24,380,754	–	–	–	–	–	373,139	–	24,753,893
Retained earnings	32,324,038	487,677	(32,652)	(119,067)	(171,804)	–	54,687	–	32,542,879
Accumulated other comprehensive loss	(228,569)	46,524	–	(23,036)	(16,139)	–	31,556	–	(189,664)
ZTO Express (Cayman) Inc. shareholders' equity.	55,904,504	534,201	(32,652)	(142,103)	(187,943)	–	459,382	–	56,535,389
Non-controlling interests	429,249	–	–	–	–	–	–	–	429,249
TOTAL EQUITY	56,333,753	534,201	(32,652)	(142,103)	(187,943)	–	459,382	–	56,964,638

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2022 and 2023
(Amounts in thousands, except for share and per share data)

13. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Notes:

(a)　Investment measured at fair value

Under U.S. GAAP, the Group has elected to measure the investments in equity securities without readily determinable fair values at cost minus impairment, if any, adjusted up or down for observable price changes (i.e., prices in orderly transactions for the identical or similar investment of the same issuer). Any adjustment to the carrying amount is recorded in profit or loss.

Under IFRS, the financial assets that do not meet the criteria for being measured at amortized cost or fair value through other comprehensive income ("FVTOCI") or designated as FVTOCI are measured at fair value through profit or loss ("FVTPL"). These investments were classified as financial assets at FVTPL and measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in the consolidated statements of comprehensive income. Furthermore, deferred tax liabilities arising from change in fair value change would be recognized accordingly.

(b)　Leases

Under U.S. GAAP, for operating leases, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in the income statement. Operating lease expense is recorded in a single financial statement line item on a straight-line basis over the lease term, there is no amount recorded as interest expense, and the "interest" amount is used to accrete the lease liability and to amortize the right-of-use asset.

Under IFRS, the right-of-use asset is amortized to amortization expense on a straight-line basis while the interest expense is recorded in connection with the lease liabilities on the basis that the lease liabilities are measured at amortized cost. Amortization and interest expense are required to be presented in separate line items by the lessee. Besides, the difference between amortization together with interest expense and actual payments would be recognized as a deferred tax asset through book-tax difference.

(c)　Convertible senior notes

Under U.S. GAAP, the convertible senior notes were measured as a single non-current liability. Issuance costs related to the convertible senior notes were recorded as a direct deduction from the principal amount of the convertible senior notes, and the discount caused by issuance cost is amortized over the period from the date of issuance to the first put date of the convertible senior notes, using the effective interest method.

Under IFRS, since the convertible senior notes qualified a hybrid contract that contains one or more embedded derivatives, i.e., conversion option and redemption option entitled by the notes' holders, and the Company has option of cash settlement upon conversion, these notes were designated by the Group as financial liabilities at fair value through profit or loss such that the convertible senior notes were initially recognized at fair values. Subsequent to initial recognition, the Group considered that the amounts of changes in fair value of the convertible senior notes that were attributed to changes in credit risk of the convertible senior notes recognized in other comprehensive income were insignificant. Therefore, the amounts of changes in fair value of the convertible senior notes were recognized in the profit or loss.

(d)　Equity method investments

The Group uses the equity method to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control. The Group records equity method adjustments in share of profits and losses. Equity method adjustments include the Group's proportionate share of investee income or loss, impairments, and other adjustments required by the equity method.

Both U.S. GAAP and IFRS require investor to recognize its share of net income or loss in an equity method investee by using the investor's basis of accounting. Accordingly, the reconciling items of the equity method investees between U.S. GAAP and IFRS will impact the Group's share of the investees' earnings or losses. The main reconciling items of the investees include classification and measurement of preferred shares of the equity investees.

13. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Notes: (continued)

(d)   Equity method investments (continued)

Under U.S. GAAP, the preferred shares are accounted for as mezzanine equity. The mezzanine equity is initially recognized at the respective fair value at the date of issuance net of issuance costs and subsequently accreted to the redemption value of each series of preferred shares from the issuance dates to the earliest redemption dates. The accretions using the effective interest method, are recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.

Under IFRS, the preferred shares, which are contingently redeemable at the option of the holder, are classified as financial liabilities. The convertible redeemable preferred shares are designated as financial liabilities at fair value through profit or loss, which are initially and subsequently measured at fair value. The amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of the liability is presented in other comprehensive income/(loss); and the remaining amount of change in the fair value of the liability is presented in profit or loss.

(e)   Deferred income tax arising from asset acquisition

Under U.S. GAAP, when the entity acquired land use right (other than in a business combination) which tax basis differs from the cost recognized, the acquisition cost is assigned between the value of the asset and that of the deferred tax asset/liability. However, under IFRS, the acquisition cost is assigned as the value of the asset and no deferred tax asset/liability is recorded.

Accordingly, the reconciliation caused the reclassification between total asset and total liability, includes no impact on net income in consolidated statements of comprehensive income and no difference in total shareholders' equity as of December 31, 2022 and June 30, 2023, respectively.

(f)   Call option transaction

Under U.S. GAAP, the capped calls meet the criteria for classification as equity and, as such, are carried at the acquisition cost and recorded as a reduction to additional paid-in-capital within stockholders' equity.

The capped call options transaction will be settled in the Company's own equity instrument (ADSs). Besides, the transaction will be settled by the exchange of cash, ADSs, or a combination of cash and ADSs, which means unfixed amount of cash or an unfixed number of the Company's own equity instruments. Under IFRS, the capped call options should be classified as financial assets, The capped call options was initially and subsequently measured as financial asset at fair value through profit and loss.

(g)   Cash and cash equivalents

Under U.S. GAAP, cash equivalents are short-term, highly liquid investments that have both of the following characteristics: (1) readily convertible to known amounts of cash and (2) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. The Group's cash and cash equivalents consist of cash on hand, demand deposits, time deposits and wealth management products, which are unrestricted as to withdrawal and use, and have original maturities of three months or less when purchased, presenting insignificant risk of changes in value.

Under IFRS, cash equivalents are defined as short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Although the definition of cash equivalents is similar under IFRS and U.S. GAAP, wealth management products are generally excluded from cash equivalents because the redemption price for the money market funds may be subject to variability and therefore remain unknown at the time the Group make initial investments, as noted by IFRS Interpretations Committee. Therefore, the amounts deposits in money market funds are recorded as short-term investments measured at fair value under IFRS.



"2016 Plan"	the Company's share incentive plan adopted in June 2016 as amended from time to time
"ADS(s)"	American depositary share(s) (each representing one Class A ordinary share of the Company)
"Affiliate"	has the meaning defined in the Articles of Association
"Articles of Association"	the memorandum and articles of association of the Company, as amended from time to time, the current form of which was adopted by a special resolution of the Company passed on April 14, 2023 and taken effect on the Primary Conversion Effective Date
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Audit Committee"	the audit committee of the Board
"Board"	the board of Directors
"BVI"	the British Virgin Islands
"CG Code"	the Corporate Governance Code as set out in Appendix 14 to the Listing Rules
"China" or "PRC"	the People's Republic of China
"Class A ordinary shares"	Class A ordinary shares of the share capital of the Company with a par value of US$0.0001 each, giving a holder of a Class A ordinary share one vote per share on any resolution tabled at the Company's general meeting
"Class B ordinary shares"	Class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to 10 votes per share on any resolution tabled at the Company's general meeting
"Company" or "ZTO"	ZTO Express (Cayman) Inc., a company incorporated in the Cayman Islands on April 8, 2015 as an exempted company and, where the context requires, its subsidiaries and consolidated affiliated entities from time to time
"Compensation Committee"	the compensation committee of the Board



DEFINITIONS

"Contractual Arrangements"	variable interest entity structure and, where the context requires, the agreements underlying the structure, which the Company relies on to provide mail delivery services in China mainly through its consolidated affiliated entities and subsidiaries
"Director(s)"	the director(s) of the Company
"ESG"	environmental, social and governance
"ESG Committee"	the environment, social and governance committee of the Board
"Group", "the Group", "we" or "us"	the Company, subsidiaries and consolidated affiliated entities from time to time
"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Latest Practicable Date"	September 14, 2023, being the latest practicable date for ascertaining certain information in this interim report before its publication
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules
"Nominating and Corporate Governance Committee"	the nominating and corporate governance committee of the Board
"NYSE"	New York Stock Exchange
"ordinary shares"	Class A and Class B ordinary shares of the Company, par value US$0.0001 per share
"Primary Conversion"	the Company's voluntary conversion of its secondary listing status in Hong Kong to dual primary listing on the Hong Kong Stock Exchange
"Primary Conversion Effective Date"	May 1, 2023, the date on which the Primary Conversion became effective



DEFINITIONS



"Prospectus"	the prospectus of the Company dated September 17, 2020 in connection with the offering of our Shares for subscription by the public in Hong Kong
"Reporting Period"	the six months ended June 30, 2023
"RMB" or "Renminbi"	Renminbi yuan, the lawful currency of China
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Share(s)"	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires
"Shareholder(s)"	holder(s) of the Share(s)
"subsidiary(ies)"	has the meaning ascribed to it under the Listing Rules
"substantial shareholder"	has the meaning ascribed to it under the Listing Rules
"U.S."	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
"US$" or "U.S. dollars"	United States dollars, the lawful currency of the United States
"U.S. GAAP"	accounting principles generally accepted in the United States
"weighted voting right" or "WVR"	has the meaning ascribed to it under the Listing Rules
"WVR Beneficiary"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Meisong LAI, holding the Class B ordinary shares, which entitle him to weighted voting rights
"ZTO ES"	Zto Es Holding Limited, a company incorporated in the British Virgin Islands
"%"	per cent